Exhibit 99.45

MANAGEMENT INFORMATION CIRCULAR

AND

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

OF

ISOENERGY LTD.

TO BE HELD ON MAY 22, 2024

DATED: April 19, 2024

ISOENERGY LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of IsoEnergy Ltd. (the “Corporation” or “IsoEnergy”) will be held as a virtual meeting on Wednesday, May 22, 2024, at 2:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the period ended December 31, 2023, together with the report of the independent auditor thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint KPMG LLP as independent auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving the Corporation’s omnibus long term incentive plan, as more fully described in the accompanying Circular (as defined herein);

5.	to consider and, if thought advisable, to pass, with or without variation, a special resolution to approve the continuance of the Corporation from the province of British Columbia into the province of Ontario (the “Continuance”), as more fully described in the accompanying Circular;

6.	subject to, and conditional on, completion of the Continuance, to consider and, if deemed appropriate, to pass, with or without variation, a special resolution to authorize the board of directors of the Corporation (the “Board”) to determine the number of directors of the Corporation within the minimum and maximum numbers set forth in the articles of the Corporation and the number of directors to be elected at any annual meeting of Shareholders; and

7.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular dated April 19, 2024 (the “Circular”), which is deemed to form part of this Notice of Meeting. Please read the Circular carefully before you vote on the matters being transacted at the Meeting.

The Board has, by resolution, fixed the close of business on April 17, 2024 as the record date (the “Record Date”), for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Only Shareholders whose names have been entered in the register of Shareholders and duly appointed proxyholders as of the close of business on the Record Date will be entitled to vote at the Meeting and any adjournment or postponement thereof. Just as they would be at an in-person meeting, registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, submit questions online and vote through the above noted phone numbers.

Non-registered Shareholders (being Shareholders who beneficially own IsoEnergy that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depositary of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to virtually attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

Your vote is important regardless of the number of IsoEnergy shares you own. All registered Shareholders are entitled to attend virtually and vote at the Meeting or by proxy. Registered Shareholders are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 2:30 p.m. (Toronto time) on May 17, 2024 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

Non-registered Shareholders who receive the proxy-related materials through their broker or other intermediary should complete and send their form of proxy or voting instruction form in accordance with the instructions provided by their broker or other intermediary.

DATED at Toronto, Ontario this 19th day of April, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Philip Williams”

Chief Executive Officer and Director

Registered IsoEnergy Shareholders unable to attend the Meeting virtually are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a Non-Registered IsoEnergy Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your IsoEnergy shares not being eligible to be voted by proxy at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of IsoEnergy Ltd. (the “Corporation” or “IsoEnergy”) for use at the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of IsoEnergy (the “Common Shares”) to be held on Wednesday, May 22, 2024, at the time and place and for the purposes set forth in the accompanying notice of annual general and special meeting of shareholders (the “Notice of Meeting”). References in this Circular to the Meeting include any adjournment or postponement thereof.

The Corporation is conducting the Meeting in a virtual-only format, that will allow Shareholders and duly appointed proxyholders to participate online in real time. The Corporation is providing the virtual-only format to provide Shareholders with an equal opportunity to attend and participate at the Meeting, regardless of the particular constraints or circumstances they may be facing. See “Attending the Meeting Online” below for details on how to access and participate at the Meeting. Shareholders will not be able to physically attend the Meeting.

Registered Shareholders (“Registered Shareholders”) and duly appointed proxyholders will be able to virtually attend, ask questions and vote at the Meeting. Non-registered Shareholders (being shareholders who beneficially own Common Shares that are registered in the name of an intermediary (an “Intermediary”) such as a bank, trust company, securities broker or other nominee, or in the name of a depositary of which the Intermediary is a participant) (“Non-Registered Shareholders”) who have not duly appointed themselves as proxyholder will be able to virtually attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

Unless otherwise stated, this Circular contains information as at April 19, 2024 and all references to “$” are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Proxies may be solicited by mail, telephone, email or by other means of electronic communication. Proxies may be solicited personally by directors, officers or employees of the Corporation, to whom no additional compensation will be paid. All costs of solicitation will be borne by IsoEnergy.

How to Vote

How you can vote depends on whether you are a Registered Shareholder or a Non-Registered Shareholder. The different voting options are summarized below, and more details are provided in the following sections. Please follow the appropriate voting option based on whether you are a Registered Shareholder or a Non-Registered Shareholder. In order to streamline the virtual Meeting process, the Corporation encourages Shareholders to vote in advance of the Meeting using the form of proxy or voting instruction form, as applicable, mailed to them.

Voting by Proxyholder

Registered Shareholders

The persons named in the enclosed form of proxy are executive officers of the Corporation and have agreed to act as the IsoEnergy Proxyholders. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a shareholder of IsoEnergy, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

On any ballot, the proxyholders named in the accompanying form of proxy will vote, withhold from voting or vote against (as applicable), your Common Shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying form of proxy will vote at their own discretion, except where management recommends that Shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of IsoEnergy knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, the nominees named in the accompanying form of proxy intend to vote thereon in accordance with the nominee’s best judgment or as stated above.

A form of proxy will not be valid unless it is signed by the Registered Shareholder, or by the Registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a Registered Shareholder that is a corporation, your proxy should have the seal of the corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. If you execute a proxy as an attorney for an individual Registered Shareholder, or as an officer or attorney of a Registered Shareholder that is a corporation, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) by mail to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by toll free fax at 1-866-249-7775 in North America. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:30 p.m. (Toronto time) on May 17, 2024, or 48 hours before the time the Meeting is reconvened if it is postponed or adjourned (excluding Saturdays, Sundays and holidays) (the “Proxy Deadline”). Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

If you appoint someone other than the IsoEnergy nominees to be your proxyholder, that person must virtually attend and vote at the Meeting for your vote to be counted. If you are appointing someone other than the IsoEnergy nominees as your proxy, you must register them with Computershare before the Proxy Deadline. If you do not register your proxyholder before the Proxy Deadline, they will not receive an invitation code to participate at the Meeting. See “Appointment of Third-Party as Proxy” below for additional information on how Registered Shareholders can appoint someone other than the IsoEnergy nominees as their proxyholder and register such proxyholder with Computershare.

Non-Registered Shareholders

Most shareholders of the Corporation are Non-Registered Shareholders because the Common Shares they own are not registered in their name but are registered in the name of an Intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self-administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Non-Registered Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs”. Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Corporation has elected to distribute copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) indirectly through intermediaries to the NOBOs and OBOs. Applicable regulatory policy requires intermediaries/brokers to whom Meeting Materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed to ensure that the Non-Registered Shareholder’s Common Shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

The VIF must be returned as directed by Broadridge well in advance of the Meeting to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials to properly vote their common shares at the Meeting.

IsoEnergy may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders to vote their shares.

The Corporation does not intend to pay for intermediaries to forward to OBOs under 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and an OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

Although Non-Registered Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their Intermediary, a Non-Registered Shareholder may attend the Meeting as a proxyholder for a Shareholder and vote Common Shares in that capacity. Non- Registered Shareholders who wish to virtually attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should contact their Intermediary well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the form of proxy or voting instruction form sent to you by your Intermediary, follow the applicable instructions provided by your Intermediary and register yourself as your proxyholder, as described below under the heading “Appointment of Third-Party as Proxy”.

Attending the Meeting Virtually

Registered Shareholders and duly appointed proxyholders will have the opportunity to participate at the Meeting via live webcast starting at 2:30 p.m. (Toronto time) on May 22, 2024. Shareholders can participate using their smartphone, tablet or computer. Once logged in, Registered Shareholders and duly appointed proxyholders will be able to listen to a live webcast of the Meeting, ask questions online and submit votes in real time.

To participate online, Registered Shareholders must have a valid 15-digit control number and duly appointed proxyholders must be registered with, and have received an invitation code for the Meeting from, Computershare.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting as follows:

•	Login at https://meetnow.global/M6FYKK5 at least 15 minutes before the Meeting starts. You will be able to log into the site up to 60 minutes prior to the start of the Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox (note: Internet Explorer is not a supported browser). Please ensure your browser is compatible.

•	Once the webpage above has loaded into your web browser, click “Join Meeting Now” and then select “Shareholder” on the login screen and enter a control number, if you are a Registered Shareholder, or an invitation code, if you are a duly appointed proxyholder, before the start of the Meeting.

o	Registered Shareholders will receive a 15-digit control number, located either on the form of proxy or in the email notification provided to such Shareholders.

o	Duly appointed proxyholders who have registered with Computershare in advance of the Meeting as described in “Appointment of Third-Party as Proxy” below, will be provided with an invitation code by email from Computershare after the Proxy Deadline has passed.

•	If you have trouble logging in, contact Computershare using the telephone number provided at the bottom of the screen.

•	When successfully accessed, you can view the webcast, vote, ask questions and view Meeting documents. If viewing on a computer, the webcast will appear automatically once the Meeting has started.

•	Resolutions will be put forward for voting in the “Vote” tab. To vote, simply select your voting direction from the options shown. Be sure to vote on all resolutions using the numbered link, if one appears, within the “Vote” tab. Your vote has been cast when the check mark appears. Voting on all matters during the Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you do not vote again during the Meeting unless you intend to change your initial vote.

•	Any Registered Shareholder or duly appointed proxyholder who has been authenticated and is attending the Meeting online is eligible to partake in the discussion. To ask questions, access the “Q&A” tab, type your questions into the box at the bottom of the screen and then press the “Send” button. Only questions which are procedural in nature or directly related to motions before the Meeting, will be addressed at the Meeting.

Only Registered Shareholders and duly appointed proxyholders who have registered with Computershare in advance of the Meeting will be entitled to submit questions and vote at the Meeting. Non-Registered Shareholders who have not appointed themselves as proxyholders may attend the Meeting by logging in to the Meeting at https://meetnow.global/M6FYKK5, clicking on the “Guest” link and completing the online form, including entering your name and email address. While Non-Registered Shareholders may attend the Meeting, they will not be able to vote or submit questions at the Meeting. If you are a Non-Registered Shareholder that wishes to attend and participate at the Meeting, please follow the instructions below and under “Appointment of Third-Party as Proxy” for how you may appoint yourself as proxyholder and register with Computershare. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving an invitation code to participate in the Meeting and the proxyholder will not be able to attend and vote at the Meeting.

You will need the latest version of Chrome, Safari, Edge or Firefox to access the virtual Meeting platform. Internet Explorer is not a supported browser. Please ensure your browser is compatible.

If you attend the Meeting, it is important that you remain connected to the internet for the duration of the Meeting to vote when balloting commences. It is your responsibility to ensure that you remain connected. You will be able to log into the Meeting up to 60 minutes prior to the start of the Meeting. Shareholders and duly appointed proxyholders are encouraged to access the Meeting 15 minutes before the Meeting starts to allow ample time for the virtual log-in procedures prior to the start of the Meeting.

Appointment of Third-Party as Proxy

Shareholders who wish to appoint themselves or a third-party proxyholder to represent them at the Meeting, must submit their form of proxy or voting instruction form, as applicable, prior to registering the proxyholder. Registering the proxyholder is an additional step once the Shareholder has submitted its proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders must visit the following link, https://www.computershare.com/isoenergy on or before the Proxy Deadline and provide Computershare with the proxyholder’s contact information, so that Computershare may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the Meeting.

United States Non-Registered Shareholders

To virtually attend and vote at the Meeting, United States Non-Registered Shareholders must first obtain a valid Legal Proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your Intermediary included with these materials or contact your Intermediary to request a legal form of proxy. After first obtaining a valid legal proxy from your Intermediary, you must submit a copy of your valid legal proxy to Computershare to register to attend the meeting. Requests for registration should be sent by mail to: Computershare, 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1; or by email to USLegalProxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than the Proxy Deadline at 2:30 pm (Toronto time) on May 17, 2024. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual General and Special meeting and vote your shares at https://meetnow.global/M6FYKK5 during the meeting. Please note that you are required to register your appointment at www.computershare.com/isoenergy.

Revocation of Proxies

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, provided that such new completed proxy form is received by Computershare by the Proxy Deadline. You can also revoke a vote you made by proxy by voting again by internet or by phone in accordance with the instructions set out in the form of proxy before the Proxy Deadline, voting during the Meeting by logging into the Meeting and following the procedures described above, or in any other manner permitted by law.

You can also revoke your proxy by sending a written note (the “Revocation Notice”) signed by you or your attorney if he or she has your written authorization. If you represent a Registered Shareholder that is a corporation, your Revocation Notice must have the seal of that corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. The written authorization must accompany the Revocation Notice.

The Corporation must receive the Revocation Notice any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it is postponed or adjourned. Please send the Revocation Notice to the Corporation’s registered office at: Suite 2200, HSBC Building, 885 West Georgia St., Vancouver, BC V6C 3E8.

If you are a Registered Shareholder and use the 15-digit control number on your form of proxy to login to the Meeting, you will revoke all previously submitted proxies and will be able to vote by ballot on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted proxies, do not enter your control number and instead join the meeting as a guest.

Non-Registered Shareholders

Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders can change your vote by contacting your Intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The board of directors of IsoEnergy (the “Board”) has fixed April 17, 2024, as the record date, being the date for the determination of the Shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof (the “Record Date”).

Only Shareholders of record as of the Record Date, who either virtually attend the Meeting or complete and deliver a Form of Proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

Shares Outstanding and Principal Holders

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, each carrying the right to one vote. As of the Record Date, there were a total of 178,435,886 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, 10% or more of the Corporation’s outstanding common shares other than as follows:

Name	Number of Common Shares	Percentage of Common Shares(1)
NexGen Energy Ltd. (“NexGen”)	58,614,985	32.8%

Note:

(1) Based on 178,435,886 Common Shares issued and outstanding as at April 17, 2024.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Corporation is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors and the approval of the LTIP (as defined herein). See “Business to be Transacted at the Meeting – Election of Directors” and “Business to be Transacted at the Meeting – Approval of Omnibus Long Term Incentive Plan”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Corporation (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Corporation’s last financial year or any proposed transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries, other than Philip Williams, Martin Tunney and Mark Raguz, who were the Chief Executive Officer, President and Chief Operating Officer and Director, respectively, of Consolidated Uranium Inc. (“CUR”). On December 5, 2023, the Corporation completed the acquisition (the “Arrangement”) of all of the issued and outstanding common shares of CUR (the “CUR Shares”) not already owned by IsoEnergy pursuant to a plan of arrangement under OBCA (as defined herein). Pursuant to the Arrangement, CUR shareholders (“CUR Shareholders”) other than IsoEnergy, received 0.500 of a Common Share in exchange for each CUR Share held immediately prior to closing of the Arrangement. In connection with completion of the Arrangement, effective as of December 5, 2023, Mr. Williams was appointed as Chief Executive Officer and a Director of the Corporation, Mr. Tunney was appointed as the Chief Operating Officer of the Corporation and Mr. Raguz was appointed as a Director of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited financial statements of the Corporation for the financial periods ended December 31, 2023 and December 31, 2022 and the report of the independent auditors thereon will be presented at the Meeting but no vote by the Shareholders with respect thereto is proposed to be taken. These financial statements and the related management’s discussion and analysis were sent to all Shareholders who have requested a copy. The Corporation’s financial statements and related management’s discussion and analysis for the period ended December 31, 2023 and 2022 are also available under the Corporation’s profile on SEDAR+ (www.sedarplus.ca) and on the Corporation’s website (www.isoenergy.ca).

Election of Directors

The directors of the Corporation are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management has nominated the six persons listed below (the “Nominees”) for election as directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed. All six Nominees are currently directors of the Corporation.

To be effective, the election of each Nominee requires the affirmative vote of not less than a majority of the votes cast by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that Shareholders vote in favour of the election of the six Nominees. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy FOR the election of the six Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

The following tables provide information on the six Nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five years; and (vi) the number of Common Shares and stock options of the Corporation beneficially owned, controlled, or directed, directly or indirectly.

Philip Williams Ontario, Canada Director since: December 5, 2023 Not Independent (1)

Mr. Williams brings over two decades of mining and finance industry experience to IsoEnergy. Mr. Williams’ diverse work experience includes roles in senior management, corporate development, as a sell-side equity research analyst, in fund management and investment banking with a focus on the metals and mining sector. In each of these roles, Mr. Williams focused a significant amount of time on the uranium industry. As a research analyst at Westwind Partners, Mr. Williams launched coverage on the uranium sector in January of 2007. In late 2008, Mr. Williams joined Pinetree Capital (“Pinetree”), a natural resource focused investment fund, in the role of Vice President, Business Development. During his time at Pinetree, Mr. Williams was responsible for the fund’s uranium investments and was also appointed to the board of directors of several investee companies. In 2012, Mr. Williams joined Dundee Capital Markets (now Eight Capital) in the investment banking group. As a Managing Director, he successfully completed equity financings across a wide range of commodities and was a named advisor on multiple merger and acquisition transactions, with a specific focus on uranium. In 2017 Mr. Williams helped found Uranium Royalty Corp., where he acted as President, CEO and a director until late 2019. Mr. Williams joined CUR in March of 2020, where he was CEO and Chair of the Board. Mr. Williams became CEO of IsoEnergy in connection with completion of the Arrangement.

Mr. Williams also serves on the board of directors of Atha Energy Corp. and Mawson Gold Ltd. Mr. Williams holds a bachelor’s degree in commerce.

	Board Committees
	None
	Principal Occupation
	Chief Executive Officer of IsoEnergy
	Common Shares and Options (as at April 17, 2024)
	Common Shares	Options
	833,320	1,567,260

Note:

(1)	Mr. Williams is not independent on the basis that he is an executive officer of the Corporation.

Richard Patricio Ontario, Canada Director since: April 1, 2016 Independent

Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. (“Mega Uranium”), having previously been its Executive Vice President from 2005 to 2015.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree, a TSX-listed investment company specializing in early-stage resource investments. Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Prior to that, Mr. Patricio practiced law at a top-tier Toronto-based law firm before moving in-house with a TSX- listed issuer.

Mr. Patricio has built a number of mining companies with global operations and holds (and has held) senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. He currently serves on the board of directors of NexGen, Toro Energy Limited, Sterling Metals Corp. and Sixty Six Capital Inc.

Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000.

	Board Committees
	Chair of the Board
	Principal Occupation
	President and Chief Executive Officer of Mega Uranium
	Common Shares and Options (as at April 17, 2024)
	Common Shares	Options
	4,415,619(1)	1,398,699

Note:

(1)	Mr. Patricio holds 162,450 Common Shares directly and in his RSP, 117,000 through JFP Corporation and 126,500 through Totus Inc., companies controlled by Mr. Patricio. 4,009,669 of these Common Shares are held by Mega Uranium, of which Mr. Patricio is the President and Chief Executive Officer.

Leigh Curyer British Columbia, Canada Director since: February 2, 2016 Not Independent (1)

Mr. Curyer has more than 20 years’ experience in the resources and corporate sector. Mr. Curyer founded NexGen in 2011 and currently serves as its President and Chief Executive Officer. From 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm. Mr. Curyer was the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.) from 2002 to 2006.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects. Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand.

	Board Committees
	Vice Chair of the Board, Audit Committee and Compensation and Governance Committee
	Principal Occupation
	President and Chief Executive Officer of NexGen
	Common Shares and Options (as at April 17, 2024)
	Common Shares	Options
	153,500	1,458,250

Note:

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of NexGen, which owns 32.8% of the Common Shares.

Christopher McFadden Victoria, Australia Director since: April 1, 2016 Independent

Mr. McFadden is a lawyer with more than 25 years of experience in exploration and mining. Mr. McFadden was the Managing Director of Resolution Minerals Ltd. from May 2023 to November 2023. He was the President and Chief Executive Officer of NxGold Ltd.from February 2017 to March 2020, and, before that Manager, Business Development at Newcrest Mining Limited. Prior to these roles he was the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition. Mr. McFadden currently serves as Chair of the board of directors of NexGen, and is a non-executive director of Engenco Limited which is listed on the Australian Stock Exchange.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University.

	Board Committees
	Audit Committee, Compensation and Governance Committee
	Principal Occupation
	Corporate Director
	Common Shares and Options (as at April 17, 2024)
	Common Shares	Options
	219,000	1,100,000

Peter Netupsky Ontario, Canada Director since: November 1, 2022 Independent

Mr. Netupsky has 20 years of experience in accounting, finance, strategy, capital markets and banking. He currently serves as the Vice President of Corporate Development for Agnico Eagle Mines Limited. Prior to joining Agnico Eagle, Mr. Netupsky held progressively senior roles in Investment Banking with TD Securities focused on M&A and financings in the global resources sector. Mr. Netupsky began his professional career as a staff accountant with Ernst & Young.

Mr. Netupsky is a Chartered Professional Accountant (CPA, CA) and CFA® Charterholder and has obtained the ICD.D designation from the Institute of Corporate Directors. Mr. Netupsky was commissioned as an officer in the Canadian Armed Forces (Reserve). Mr. Netupsky holds a Bachelor of Commerce (Honours) degree (Queen's University). Mr. Netupsky previously served as an independent director of UEX Corporation prior to its acquisition.

	Board Committees
	Audit Committee (Chair)
	Principal Occupation
	Vice President of Corporate Development at Agnico Eagle Mines Limited
	Common Shares and Options (as at April 17, 2024)
	Common Shares	Options
	45,000	500,000

Mark Raguz Ontario, Canada Director since: December 5, 2023 Independent	Mr. Raguz currently acts as Vice President, Corporate Development at Altius Minerals Corporation (“Altius”). Prior to joining Altius, Mr. Raguz acted as Vice President, Investment Banking at several leading full-service boutique investment dealers. Mr. Raguz was previously a mining and metals analyst in both buy-side and sell-side research. Mr. Raguz has served as a director of various TSXV listed companies. Mr. Raguz holds a Bachelor of Applied Science from the Lassonde Mineral Engineering Program at the University of Toronto.
	Board Committees
	Compensation and Governance Committee (Chair); Audit Committee
	Principal Occupation
	Vice President, Corporate Development at Altius Minerals Corporation
	Common Shares and Options (as at April 19, 2024)
	Common Shares	Options
	132,406	397,708

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director:

(a)	is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to a cease trade order (including a management cease trade order which applies to directors or executive officers), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “order”) that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)	is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or an executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

At the Meeting, Shareholders will be asked to approve the re-appointment of KPMG LLP as independent auditor of the Corporation for the ensuing year at such remuneration to be fixed by the Board. KPMG LLP was first appointed as the independent auditor of the Corporation on November 5, 2018.

To be effective, the resolution approving the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the Board to fix their remuneration requires the affirmative vote of not less than a majority of the votes cast by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that Shareholders vote in favour of the re-appointment of KPMG LLP. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy FOR the appointment of KPMG LLP as the Corporation’s independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

Approval of Omnibus Long Term Incentive Plan

Effective on April 16, 2024, the Board adopted the Omnibus Long Term Incentive Plan (the “LTIP”). A copy of the LTIP is attached hereto as Schedule “C” and a summary of the material terms of the LTIP is set forth below.

The Corporation also has a prior stock option plan (the “Legacy Stock Option Plan”), which was last approved by the Shareholders on June 21, 2023. The stock options issued under the Legacy Stock Option Plan continue to be governed by the Legacy Stock Option Plan; however, upon the LTIP becoming effective, stock options are no longer issuable pursuant to the Legacy Stock Option Plan and are only issuable pursuant to the LTIP. The stock options governed by the Legacy Stock Option Plan include replacement options to purchase Common Shares (“Replacement Options”) that were issued in exchange for options of CUR pursuant to the Arrangement. See “Executive Compensation – Stock Option Plans and Other Incentive Plans” for a summary of the material terms of the Legacy Stock Option Plan.

As of April 17, 2024, a total of 14,918,556 stock options are issued and outstanding and governed by the Legacy Stock Option Plan (including the Replacement Options), in the aggregate representing approximately 8.4% of the issued and outstanding Common Shares. As at the date hereof, no Awards (as defined herein) have been issued under the LTIP.

At the Meeting, Shareholders will be asked to consider, and, if thought advisable, to pass, with or without variation, an ordinary resolution, in the form set out below (the “LTIP Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the LTIP. To be effective, the LTIP Resolution requires the affirmative vote of not less than a majority of the votes cast by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that Shareholders vote in favour of the LTIP Resolution. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy FOR the LTIP Resolution.

The text of the LTIP Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	The Corporation’s Omnibus Long Term Incentive Plan is hereby authorized and approved and all unallocated options, rights and other entitlements issuable thereunder be and are hereby approved and authorized;

2.	The number of Common Shares issuable pursuant to the LTIP and any other security-based compensation arrangements of the Corporation is hereby set at 10% of the aggregate number of Common Shares issued and outstanding from time to time, subject to any limitations imposed by applicable regulations, laws, rules and policies; and

3.	Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of, and on behalf of, the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution.”

Summary of the Omnibus Long Term Incentive Plan

The following is a summary of the principal terms of the LTIP, which is qualified in its entirety by reference to the text of the LTIP, a copy of which is attached hereto as Schedule “C”.

The LTIP is a “rolling” plan which sets the total number of Common Shares reserved and available for grant and issuance pursuant to Awards (as defined herein) at an amount not to exceed 10% of the Common Shares from time to time, or such other number as may be approved by the TSXV and the Shareholders from time to time. The LTIP provides for a variety of equity-based awards that may be granted to certain Participants, including performance share units (“PSUs”) and restricted share units (“RSUs” and together with PSUs, the “Share Units”) and stock options (“Options” and together with the PSUs and RSUs, “Awards”). Each Option represents the right to receive Common Shares and each Share Unit represents the right to receive Common Shares, or the market value of such Common Shares in cash, or a combination of the two, in accordance with the terms of the LTIP.

The maximum number of Common Shares reserved for issuance, in the aggregate, under the LTIP and all other Share Compensation Arrangements (as defined in the LTIP), including the Legacy Stock Option Plan, collectively, will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, which represents 17,843,588 Common Shares as of the Record Date. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP and all other Share Compensation Arrangements, any issuance from treasury by the Corporation that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation shall not be included. All of the Common Shares covered by the exercised, cancelled or terminated Awards or Common Shares underlying an Award that have been settled in cash will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan.

The maximum number of Common Shares that may be: (i) issued to insiders of the Corporation within any one-year period; or (ii) issuable to insiders of the Corporation at any time, in each case, under the LTIP alone, or when combined with all of the Corporation’s other security-based compensation arrangements, including the Legacy Stock Option Plan, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis, unless disinterested Shareholder approval is obtained in accordance with the terms of the LTIP.

In addition, for so long as the Common Shares are listed on the TSXV, unless expressly permitted and accepted by the TSXV, the aggregate number of Common Shares issuable pursuant to Awards together with all other Share Compensation Arrangements to:

(a)	any one eligible participant within any 12-month period, cannot exceed 5% of the issued and outstanding Common Shares issued and outstanding from time to time;

(b)	to any one eligible participant that is a Consultant (as defined in the LTIP) within any 12-month period cannot exceed 2% of the issued and outstanding Common Shares issued and outstanding from time to time; and

(c)	to all Investor Relations Service Providers (as defined in the LTIP) within any 12-month period cannot exceed 2% of the issued and outstanding Common Shares issued and outstanding from time to time; and

(d)	any one eligible participant within any 12-month period, cannot exceed 5% of the issued and outstanding Common Shares issued and outstanding from time to time.

Options

An Option will be exercisable during a period established by the Board which will commence on the date of the grant and terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the stock exchange on which the Common Shares are then listed on the last trading day before the date such Option is granted. The LTIP provides that the exercise period of an Option will automatically be extended if the date on which it is scheduled to terminate falls during a black-out period that is formally imposed by the Corporation. In such cases, the extended exercise period will terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the LTIP, including the consent of the Board, where required. This may include a sale of such number of Common Shares as is necessary to raise an amount equal to the aggregate exercise price for the Options being exercised by that eligible participant. The eligible participant may authorize a broker to sell Common Shares on the open market or by means of a short sale and forward the proceeds of such sale to the Corporation to satisfy the exercise price for the Options, following which the Corporation will issue the Common Shares underlying the Options exercised. An eligible participant may also elect to surrender Options by delivering a notice of surrender to the Corporation and electing to receive that number of Common Shares calculated in accordance with the formula set forth in the LTIP.

Share Units

A Share Unit is an RSU or PSU entitling the recipient to acquire Common Shares, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the eligible participant’s grant agreement. In the event that an Award is granted based on a dollar amount relative to market value, the market value may not be less than the closing market price of the Common Shares on the day immediately preceding the grant of the Award, subject to permitted discounts in accordance with the policies of the TSXV for so long as the Common Shares are listed on the TSXV.

Subject to applicable vesting, performance criteria and other conditions set forth in the grant agreement, the Board is entitled to determine whether RSUs and/or PSUs awarded to an eligible participant will entitle such participant to receive Common Shares, the cash equivalent of Common Shares underlying the Award based on the prevailing market value of the Common Shares on the stock exchange on which the Common Shares are then listed, or a combination of the two.

No Share Unit may vest before the date that is one year following the applicable date of grant, provided that this limitation shall not apply in the case of an eligible participant’s death, or in connection with a change of control of the Corporation, takeover bid, reverse takeover transaction, or any similar transaction. PSUs will vest upon the achievement of specific performance criteria established by the Board, and any other vesting conditions that may be set forth in the applicable grant agreement. For each award of PSUs, the Board will establish the period in which any performance criteria and other vesting conditions must be met in order for an eligible participant to be entitled to receive Common Shares in exchange for all or a portion of the PSUs held by such participant, provided that such period must not be longer than December 31 of the calendar year which is three years after the calendar year in which such PSU was granted.

In the event that a Share Unit Settlement Date (as defined in the LTIP) falls during a black-out period that is formally imposed by the Corporation, the Share Unit Settlement Date will be automatically extended to the 10th business day following the last day of the black-out period.

Under the terms of the LTIP, each non-employee director of the Corporation may elect to receive all or a portion of his or her annual retainer fee in the form of a grant of RSUs in each fiscal year. At all times while the Common Shares are listed on the TSXV, no Investor Relations Service Provider may receive Share Units.

Termination of Employment

The following table describes the impact of certain events upon the rights of holders of Options and Share Units under the LTIP, including termination for cause, retirement, resignation, ceasing to be an eligible participant for any reason (other than for cause, resignation or death), and death, subject to the terms of an eligible participant’s employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Treatment of Award(s)
Termination for Cause	Immediate termination of all vested and unvested Options and/or Share Units on the date of termination.

Retirement	All unvested Options and/or Share Units will vest or expire on the earlier of their respective original vesting or expiry date, as applicable, and one year following the date that the holder ceases to be an eligible participant under the LTIP. All vested Options and/or Share Units held may be exercised until the earlier of the expiry date of such Options and/or Share Units and one year following the date that the holder ceases to be an eligible participant under the LTIP, subject to certain exceptions.

Resignation	All vested Options and/or Share Units will expire on the earlier of the original expiry date and 90 days after resignation, or such longer period as the Board may determine in its sole discretion. All unvested Options and/or Share Units terminate on the effective date of resignation.

Ceasing to be an eligible participant for any reason (other than for “cause”, retirement, resignation, death or in connection with a change of control)

In the event a participant ceases to be an eligible participant for any reason (other than for cause, retirement, resignation, death or in connection with a change of control), all unvested Options and/or Share Units may vest subject to pro ration over the applicable vesting or performance period and will expire on the earlier of 90 days after the effective date of termination, or the expiry date of such Option and/or Share Unit.

Death	All unvested Options and/or Share Units immediately vest and expire 180 days after the death of such eligible participant.

Change of Control

If an eligible participant is terminated without cause or resigns for good reason (as defined in a participant’s applicable employment agreement) during the 12 month period following a change of control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Options and/or Share Units will immediately vest.

In connection with a change of control of the Corporation, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, as applicable. If the surviving successor or acquiring entity does not assume the outstanding Awards, or if the Board otherwise determines in its discretion, the Corporation will give written notice to all participants advising that the LTIP will be terminated effective immediately prior to the change of control and all Awards, as applicable, will be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the LTIP, will expire or, with respect to the RSUs and PSUs be settled, immediately prior to the termination of the LTIP. In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the time specified therein (as the same may be extended), the Awards which vest will be returned by the Corporation to the participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement will be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards will be reinstated.

Termination and Amendments

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment: (i) does not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP; (ii) is in compliance with applicable laws and subject to any regulatory approvals including, where required, the approval of the stock exchange on which the Common Shares are then listed; and (iii) is subject to Shareholder approval, where required by law, the requirements of the stock exchange on which the Common Shares are then listed or the LTIP, provided however that Shareholder approval will not be required for the following amendments and the Board may make any changes which may include but are not limited to:

•	amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than, for so long as the Common Shares are listed on the TSXV, in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV will be required at all times when the Corporation is listed on the TSXV);

•	a change to the assignability provisions under the LTIP;

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

•	any amendment regarding the administration of the LTIP;

•	any amendment necessary to comply with applicable law or the requirements of the stock exchange on which the Common Shares are then listed or any other regulatory body having authority over the Corporation, the LTIP or the Shareholders (provided, however, that the applicable stock exchange will have the overriding right in such circumstances to require Shareholder approval of any such amendments); and

•	following the Common Shares ceasing to be listed on the TSXV, such amendments as the Board deems necessary or advisable to remove the additional TSXV limits and other limitations and/or restrictions that are specific requirements under the policies and other requirements of the TSXV and make such other amendments that are incidental to the Corporation being no longer a TSXV listed company;

provided that the alteration, amendment or variance does not:

•	change the category of persons eligible to participate under the LTIP;

•	increase the maximum number or percentage of Common Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

•	reduce the exercise price of Awards;

•	change the method for determining the exercise price of Options;

•	change the maximum terms of any Award;

•	extend the term of any Option held by an insider of the Corporation;

•	permit the introduction or re-introduction of non-employee directors as eligible participants on a discretionary basis or any amendment that increases the limits previously imposed on non- employee director participation;

•	remove or exceed the limits with respect to the amount of Options and/or Share Units that may be granted or issued to any one person or category of eligible participant under the LTIP;

•	result in a benefit to an insider of the Corporation;

•	amend the expiry and termination provisions of the LTIP; or

•	amend the amendment provisions of the LTIP.

Approval of Continuance

The Corporation was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”). Given that a majority of management of the Corporation and the Board is now based in Toronto, Ontario, management wishes to effect the continuance of the Corporation from the Province of British Columbia to the Province of Ontario (the “Continuance”). As a result of the Continuance, the Corporation will cease to be governed by the BCBCA and instead the Corporation will be governed by the Business Corporations Act (Ontario) (the “OBCA”).

If the Continuance is approved by Shareholders and implemented by the Board, the Corporation will apply to and file all necessary documentation with the Registrar of Companies under the BCBCA for authorization to continue into the Province of Ontario. Immediately following the receipt of the Registrar's authorization, the Corporation shall apply for a certificate of continuance and file articles of continuance under the OBCA to continue the Corporation into the Province of Ontario. The articles of continuance will constitute the governing instrument of the continued Corporation under the OBCA, and the certificate of continuance issued by the Director under the OBCA will be deemed to be the certificate of incorporation of the continued Corporation.

The Continuance will not result in any change in the business of the Corporation or its assets, liabilities or net worth, nor in the persons who constitute the Board and the Corporation’s management. The Continuance is not a reorganization, an amalgamation or a merger.

In connection with the Continuance, the existing Articles and Notice of Articles of the Corporation will be repealed and the Corporation will adopt articles of continuance and by-laws which are suitable for an Ontario corporation, but which in all material respects are similar to the current constating documents of the Corporation. The articles of continuance of the Corporation (the “Articles of Continuance”) and the by-laws of the Corporation (the “By-Laws”) will be substantially in the form attached as Schedule “D” and Schedule “E” to this Circular, respectively, with such technical amendments, deletions or alterations as may be considered necessary or advisable by any officer or director of the Corporation in order to ensure compliance with the provisions of the OBCA.

The rights of Shareholders are currently governed by the BCBCA and by the Corporation’s Articles and Notice of Articles. Although, the rights and privileges of shareholders under the OBCA are in many instances comparable to those under the BCBCA, there are several differences. See Schedule “F” to this Circular for a comparison of certain of these rights. This summary is not intended to be exhaustive and is qualified in its entirety by the complete text of the relevant provisions of the BCBCA and OBCA. Shareholders should consult their legal advisors regarding all of the implications of the effects of the Continuance on such Shareholders’ rights. Notwithstanding the alteration of Shareholders’ rights and obligations under the OBCA, the Articles of Continuance and By-laws of the Corporation, the Corporation will still be bound by the rules and policies of the stock exchange on which the Common Shares are listed from time to time as well as applicable securities legislation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution, in the form set out below (the “Continuance Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the Continuance. To be effective, the Continuance Resolution requires the affirmative vote of not less than two-thirds of the votes cast by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that Shareholders vote in favour of the Continuance Resolution. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy FOR the Continuance Resolution.

The text of the Continuance Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	The continuance of the Corporation out of the Province of British Columbia pursuant to Section 308 of the BCBCA and into the Province of Ontario under the OBCA is hereby authorized and approved;

2.	The Corporation is hereby authorized to make an application to the Director under the OBCA for a certificate of continuance continuing the Corporation as a corporation to which the OBCA applies and in connection therewith, make an application to the Registrar of Companies (British Columbia) for authorization to apply for a certificate of continuance under the OBCA and for a certificate of discontinuance under the BCBCA;

3.	The Articles of Continuance of the Corporation shall be substantially in the form attached as Schedule “D” to this Circular, with such technical amendments, deletions or alterations as may be considered necessary or advisable by any officer or director of the Corporation in order to ensure compliance with the provisions of the OBCA, as the same may be amended, and the requirements of the Director under the OBCA;

4.	Subject to the issuance of the Certificate of Continuance, the By-Laws of the Corporation shall be substantially in the form attached as Schedule “E” to this Circular, with such technical amendments, deletions or alterations as may be considered necessary of advisable by any officer or director of the Corporation in order to ensure compliance with the provisions of the OBCA;

5.	The Corporation is hereby authorized to revoke this special resolution and abandon or terminate the continuance if the directors of the Corporation deem it appropriate and in the best interest of the Corporation to do so without further confirmation, ratification or approval of the shareholders; and

6.	Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of, and on behalf of, the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution.”

Rights of Dissenting Shareholders

The proposed Continuance gives rise to a right of dissent to Shareholders under Section 238 of the BCBCA. If the Corporation completes the Continuance and the right of dissent is properly exercised by any of the Shareholders entitled to do so, the Corporation may be required to purchase for cash the Common Shares held by the dissenting Shareholder, at the fair value of those Common Shares immediately prior to the passing of the Continuance Resolution. The procedure for exercising the right of dissent is set forth under Sections 237 to 247 of Division 2 of Part 8 of the BCBCA of the BCBCA and should be reviewed carefully by any Shareholder wishing to exercise dissent right. Division 2 of Part 8 of the BCBCA can be accessed at https://www.bclaws.gov.bc.ca/civix/document/id/complete/statreg/02057_00_multi.

The following is only a summary of the dissenting shareholder provisions of the BCBCA, which are technical and complex. The following description of the rights of Shareholders to dissent is not a comprehensive statement of the procedures and is qualified in its entirety by reference to the full text of Sections 237 to 247 of Division 2 of Part 8 of the BCBCA, which can be accessed at https://www.bclaws.gov.bc.ca/civix/document/id/complete/statreg/02057_00_multi. Persons who are Non-Registered Shareholders should contact the registered holder of such Common Shares for assistance with exercising dissent rights. Shareholders wishing to exercise rights of dissent should seek their own legal advice since they may be prejudiced by failure to strictly comply with the applicable provisions of the BCBCA.

A Shareholder who wishes to invoke the provisions of Division 2 of Part 8 of the BCBCA must send the Corporation a written notice of dissent to the Continuance Resolution (the “Notice of Dissent”). The Notice of Dissent must be received by the Corporation by 2:30 p.m. (Toronto time) on May 17, 2024 or no later than 48 hours before the time of any adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays). A Shareholder who wishes to dissent must set out in the Notice of Dissent if the Notice of Dissent is being given in respect of Common Shares beneficially owned by: (i) the Shareholder, or (ii) other persons who beneficially own Common Shares held by the Shareholder on whose behalf the Shareholder is dissenting. Each Notice of Dissent must comply with the requirements set out in Division 2 of Part 8 of the BCBCA.

The sending of a Notice of Dissent does not deprive a Shareholder of the right to vote on the Continuance Resolution at the Meeting, but a vote either in person or by proxy against the Continuance Resolution does not constitute a Notice of Dissent. A vote in favour of the Continuance Resolution will deprive the Shareholder of further rights under Division 2 of Part 8 of the BCBCA. A dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise dissent rights.

If the Corporation receives a Notice of Dissent and intends to or has acted on the authority of the Continuance Resolution, the Corporation will promptly send a notice (the “Notice of Intention to Proceed”) to the dissenting Shareholder. To complete the dissent, the dissenting Shareholder must send the specified statements, as applicable, and the share certificates representing the subject Common Shares (the “Notice Shares”) in accordance with Section 244 of the BCBCA within one month of the date of the Notice of Intention to Proceed, following which the dissenting Shareholder may not vote, or exercise or assert any rights of a shareholder in respect of the Notice Shares, except as otherwise provided by the BCBCA. The Corporation and the dissenting Shareholder may agree on the payout value of the Notice Shares or, if no agreement is made, either the Corporation or the dissenting Shareholder may make an application to the Supreme Court of British Columbia (the “Court”) to fix the payout value of the Notice Shares. In connection with the application, the Court may join in the application each dissenting Shareholder who has not agreed with the Corporation on the amount of the payout value of the Notice Shares and make consequential orders and give directions as it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made by the Court or by agreement, the Corporation must either pay that amount to the dissenting Shareholder or send a notice to the dissenting Shareholder that the Corporation is unable lawfully to pay dissenting Shareholders for their Common Shares if the Corporation is insolvent or if the payment would render the Corporation insolvent. If the dissenting Shareholder receives a notice that the Corporation is unable to lawfully pay dissenting Shareholders for their shares, the dissenting Shareholder may, within 30 days after receipt, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn, the dissenting Shareholder remains a claimant against the Corporation to be paid as soon as the Corporation is lawfully able to do so or, in a liquidation to be ranked subordinate to the rights of creditors of the Corporation but in priority to its Shareholders.

A dissenting Shareholder who properly exercises the dissent rights by strictly complying with all of the procedures (“Dissent Procedures”) required to be complied with by a dissenting Shareholder, will cease to have any rights as a Shareholder other than the right to be paid the fair value of the Common Shares by the Corporation in accordance with the Dissent Procedures. However, if a dissenting Shareholder seeks to exercise the dissent rights under the BCBCA but does not properly comply with each of the Dissent Procedures required to be complied with by a dissenting Shareholder that Shareholder loses the right to dissent.

A dissenting Shareholder may, with the written consent of the Corporation, at any time prior to the payment to the dissenting Shareholder of the full amount of money to which the dissenting Shareholder is entitled, abandon such dissenting Shareholder's dissent to the Continuance by giving written notice to the Corporation, withdrawing the Notice of Dissent not later than 2:30 p.m. (Toronto time) on May 17, 2024 or no later than 48 hours before the time of any adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays).

Shareholders who intend to exercise Dissent Rights should seek legal advice and carefully consider and comply with the provisions of the Dissent Rights. Failure to comply with the applicable Dissent Procedures may result in the loss of the Dissent Rights in respect of the Continuance Resolution. Shareholders should be aware that simply voting against the Continuance Resolution at the Meeting does not constitute the exercise of Dissent Rights.

Approval of Board Size Resolution

Subject to, and conditional on, completion of the Continuance, management of the Corporation is of the opinion that from a corporate governance perspective, and with a desire to maximize the effectiveness and efficiency of the Board, the directors of the Corporation should have the discretion to set the size of the Board within the minimum and maximum number provided for in the Corporation’s articles, subject to the limits described in the OBCA. From time to time, the Board may identify an individual who could make a valuable contribution to the Corporation as a director. It will be beneficial for the Corporation if the Board possesses the ability to appoint such an individual as a director between Shareholder meetings without a vacant position needing to first arise. This will provide the Board with the appropriate expediency with which to enhance its composition if the opportunity arises.

Section 125(3) of the OBCA allows the directors of a corporation to, if authorized by special resolution, determine the number of directors on the Board if the articles provide for a minimum and maximum number. Once the special resolution in Section 125(3) is adopted by Shareholders, pursuant to Section 124(2), the Board will have the ability to appoint one or more additional directors between annual meetings of Shareholders, who will hold office for a term expiring not later than the close of the next annual meeting of Shareholders. Section 124(2) further stipulates that the total number of directors that may be appointed between annual meetings of Shareholders may not exceed one-third of the number of directors elected at the previous annual meeting of Shareholders.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution, in the form set out below (the “Board Size Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the directors of the Corporation to determine the size of the Board from time to time in accordance with subsection 125(3) and 124(2) of the OBCA. To be effective, the Board Size Resolution requires the affirmative vote of not less than two-thirds of the votes cast by Shareholders present virtually or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that Shareholders vote in favour of the Board Size Resolution. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy FOR the Board Size Resolution.

The text of the Board Size Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	The directors of the Corporation are hereby empowered to determine the number of directors of the Corporation from time to time, within the minimum and maximum set out in the Corporation’s articles, by a resolution of the directors, subject to the limitations set out in the OBCA; and

2.	Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of, and on behalf of, the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution.”

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

The following information is presented in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers. The Corporation is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the three most highly compensated executive officers of the Corporation whose total compensation was more than $150,000 for the financial year (as at December 31, 2023) (collectively, the “Named Executive Officers” or “NEOs”) and for the directors of the Corporation. During the financial year ended December 31, 2023, the Corporation had four Named Executive Officers: Philip Williams, Tim Gabruch, Graham du Preez and Darryl Clark.

Summary Compensation Table

The following table sets out all compensation (excluding compensation securities) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation to each current and former NEO and director, in any capacity, for the financial years ended December 31, 2023 and 2022.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Philip Williams(1) Chief Executive Officer & Director	2023	24,462	Nil	Nil	Nil	Nil	24,462
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Tim Gabruch(2) President and Former Chief Executive Officer and Director	2023	260,000	82,000	Nil	Nil	Nil	342,000
	2022	250,000	37,500	Nil	Nil	Nil	287,500
Graham du Preez(3)(4) Chief Financial Officer	2023	306,800	119,000	Nil	Nil	Nil	425,800
	2022	243,564	72,100	Nil	76,949	Nil	392,613
Darryl Clark(5)(6) Executive Vice President, Exploration & Development	2023	233,333	95,333	Nil	Nil	Nil	328,666
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Richard Patricio(7)(8) Director and Chair of the Board	2023	41,413	Nil	6,766	Nil	Nil	48,179
	2022	40,000	Nil	5,000	Nil	Nil	45,000
Leigh Curyer(7)(8) Director and Vice Chair of the Board	2023	41,413	Nil	20,707	Nil	Nil	62,120
	2022	40,000	Nil	20,000	Nil	Nil	60,000
Chris McFadden(7) Director	2023	41,413	Nil	Nil	Nil	Nil	41,413
	2022	40,000	Nil	Nil	Nil	Nil	40,000
Peter Netupsky(7)(8) Director	2023	41,413	Nil	1,060	Nil	Nil	42,473
	2022	6,630	Nil	Nil	Nil	Nil	6,630
Mark Raguz(7)(8)(9) Director	2023	4,194	Nil	1,048	Nil	Nil	5,242
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Trevor Thiele Former Director(7)(8)(10)	2023	37,174	Nil	9,293	N/A	N/A	46,467
	2022	40,000	Nil	10,000	Nil	Nil	40,000

Notes:

(1)	Mr. Williams was appointed as Chief Executive Officer and as a Director of the Corporation on December 5, 2023 in connection with the Arrangement. Mr. Williams does not receive any remuneration in his role as a director of the Corporation.

(2)	Mr. Gabruch resigned as Chief Executive Officer and as a Director of the Corporation on December 5, 2023. Mr. Gabruch did not receive any remuneration in his prior role as a director of the Corporation.

(3)	Mr. du Preez was appointed as the Corporation’s Chief Financial Officer on March 3, 2022.

(4)	Mr. du Preez received reimbursement of moving expenses and one month’s salary to cover relocation incidentals in 2022.

(5)	Dr. Clark was appointed as Executive Vice President, Exploration & Development on December 5, 2023 and previously as Vice President, Exploration on March 1, 2023.

(6)	Dr. Clark’s bonus consists of a signing bonus of $23,333 in connection with his initial appointment and an annual bonus of $72,000.

(7)	See “Director and Named Executive Officer Compensation - Oversight and Description of Director and Named Executive Officer Compensation –Director Compensation” for details of the director fees paid during the years ended December 31, 2022 and 2023.

(8)	Mr. Curyer acted as Chair of the Board during the year ended December 31, 2022 and from January 1 through to December 5, 2023, when he became the Vice Chair of the Board. Mr. Thiele acted as the Chair of the Audit Committee during the year ended December 31, 2022 and from January 1 through to December 5, 2023, when he resigned as a director of the Corporation. Mr. Patricio acted as the Chair of the Compensation and Governance Committee during the year ended December 31, 2022 and from January 1 through to December 5, 2023, when he was appointed as Chair of the Board. Mr. Netupsky and Mr. Raguz acted as Chair of the Audit Committee and Chair of the Compensation and Governance Committee, respectively, from December 5 through to December 31, 2023.

(9)	Mr. Raguz was appointed as a Director of the Corporation on December 5, 2023.

(10)	Mr. Thiele resigned as a Director of the Corporation on December 5, 2023.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each Named Executive Officer and director by the Corporation for services provided or to be provided, directly or indirectly, to the Corporation or any subsidiary during the financial year ended December 31, 2023:

Compensation Securities
Name and position	Type of compensation security(1)	Number of compensation securities, number of underlying securities, and percentage of class(2)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end(3) ($)	Expiry date
Philip Williams(4)(5) Chief Executive Officer & Director	Stock Options	700,000 (0.044%)	5-Dec-23	4.13	3.92	3.69	5-Dec-28
Tim Gabruch(6)(7) President and Former Chief Executive Officer and Director	Stock Options Stock Options	95,000 (0.006%) 60,000 (0.004%)	17-Jul-23 29-Dec-23	2.61 3.55	2.63 3.69	3.69 3.69	17-Jul-28 29-Dec-28
Graham du Preez(8)(9) Chief Financial Officer	Stock Options Stock Options	80,000 (0.005%) 50,000 (0.003%)	17-Jul-23 29-Dec-23	2.61 3.55	2.63 3.69	3.69 3.69	17-Jul-28 29-Dec-28
Darryl Clark(10)(11) Executive Vice President, Exploration & Development	Stock Options Stock Options Stock Options	300,000 (0.019%) 80,000 (0.005%) 50,000 0.003%)	1-Mar-23 17-Jul-23 29-Dec-23	3.06 2.61 3.55	3.10 2.63 3.69	3.69 3.69 3.69	1-Mar-28 17-Jul-28 29-Dec-28
Richard Patricio(12) Director and Chair of the Board	Stock Options Stock Options	120,000 (0.008%) 110,000 (0.007%)	17-Jul-23 5-Dec-23	2.61 4.13	2.63 3.92	3.69 3.69	17-Jul-28 5-Dec-28
Leigh Curyer(13) Director and Vice Chair of the Board	Stock Options Stock Options	162,500 (0.010%) 140,000 (0.009%)	17-Jul-23 5-Dec-23	2.61 4.13	2.63 3.92	3.69 3.69	17-Jul-28 5-Dec-28
Chris McFadden(14) Director	Stock Options Stock Options	120,000 (0.008%) 110,000 (0.007%)	17-Jul-23 5-Dec-23	2.61 4.13	2.63 3.92	3.69 3.69	17-Jul-28 5-Dec-28
Peter Netupsky(15) Director	Stock Options Stock Options	75,000 (0.005%) 100,000 0.006%)	17-Jul-23 29-Dec-23	2.61 3.55	2.63 3.69	3.69 3.69	17-Jul-28 29-Dec-28
Mark Raguz(16) Director	Stock Options Stock Options	100,000 (0.006%) 100,000 (0.006%)	5-Dec-23 29-Dec-23	4.13 3.55	3.92 3.69	3.69 3.69	5-Dec-28 29-Dec-28
Trevor Thiele(17)(18) Former Director	Stock Options	120,000 (0.008%)	17-Jul-23	2.61	2.63	3.69	17-Jul-28

Notes:

(1)	Each stock option entitles the holder to acquire one Common Share upon exercise. All options vest 1/3 annually commencing on the grant date, with a five year term.
(2)	Percentage of class represents the percentage of total number of stock options of the Corporation outstanding as of December 31, 2023.
(3)	Reflects the closing price of the Common Shares on the TSXV on December 31, 2023, the last trading day of 2023, being $3.69.
(4)	Mr. Williams was appointed as Chief Executive Officer and as a Director of the Corporation on December 5, 2023.
(5)	As at December 31, 2023, Mr. Williams held a total of 1,567,260 stock options.
(6)	Mr. Gabruch resigned as Chief Executive Officer and as a Director of the Corporation on December 5, 2023.
(7)	As at December 31, 2023, Mr. Gabruch held a total of 1,245,000 stock options.
(8)	Mr. du Preez was appointed as the Chief Financial Officer on March 3, 2022.
(9)	As at December 31, 2023, Mr. du Preez held a total of 805,000 stock options.
(10)	Dr. Clark was appointed as Executive Vice President, Exploration & Development on December 5, 2023 and previously as Vice President, Exploration on March 1, 2023.
(11)	As at December 31, 2023, Dr. Clark held a total of 430,000 stock options.
(12)	As at December 31, 2023, Mr. Patricio held a total of 1,398,699 stock options.
(13)	As at December 31, 2023, Mr. Curyer held a total of 1,458,250 stock options.
(14)	As at December 31, 2023, Mr. McFadden held a total of 1,100,000 stock options.

(15)	As at December 31, 2023, Mr. Netupsky held a total of 500,000 stock options.
(16)	As at December 31, 2023, Mr. Raguz held a total of 397,708 stock options.
(17)	Mr. Thiele resigned as a Director of the Corporation on December 5, 2023.
(18)	As at December 31, 2023, Mr. Thiele held a total of 990,000 stock options.

Exercise of Compensation Securities by Directors and NEOs

The following table sets forth each exercise by a director or Named Executive Officer of compensation securities during the financial year ended December 31, 2023:

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of Exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Philip Williams Chief Executive Officer & Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Tim Gabruch President and Former Chief Executive Officer and Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Graham du Preez Chief Financial Officer	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Darryl Clark Executive Vice President, Exploration & Development	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Richard Patricio Director and Chair of the Board	Stock Options	100,000 110,000	0.36 0.42	23-Jun-23 22-Nov-23	2.62 4.10	2.26 3.68	226,000 404,800
Leigh Curyer Director and Vice Chair of the Board	Stock Options	130,000 140,000	0.36 0.42	23-Jun-23 22-Nov-23	2.62 4.10	2.26 3.68	293,800 404,800
Chris McFadden Director	Stock Options	100,000 110,000	0.36 0.42	23-Jun-23 22-Nov-23	2.62 4.10	2.26 3.68	226,000 404,800
Peter Netupsky Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Mark Raguz Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Trevor Thiele Former Director	Stock Options	100,000 110,000	0.36 0.42	23-Jun-23 22-Nov-23	2.62 4.10	2.26 3.68	226,000 404,800

Stock Option Plans and other Incentive Plans

Current Equity Compensation Plans

The Corporation adopted the LTIP on April 16, 2024. For a description of the material terms of the LTIP please see “Business to be Transacted at the Meeting – Approval of Omnibus Long Term Incentive Plan” above.

Legacy Equity Compensation Plans

The Legacy Stock Option Plan was last approved by Shareholders at the Corporation’s annual general meeting held on June 21, 2023. Upon approval of the LTIP, the stock options that remain outstanding under the Legacy stock Option Plan will continue to be governed by the Legacy Stock Option Plan. However, upon the LTIP becoming effective, stock options are no longer issuable pursuant to the Legacy Stock Option Plan.

The following is a summary of the material terms of the Legacy Stock Option Plan and is qualified in its entirety by the full text of the Legacy Stock Option. A copy of the Legacy Stock Option Plan is available under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca. Alternatively, Shareholders may obtain a copy of the Legacy Stock Option Plan by contacting the Corporation.

The purpose of the Legacy Stock Option Plan is to promote the profitability and growth of the Corporation by facilitating its efforts to attract and retain key individuals. The Legacy Stock Option Plan is a “rolling” stock option plan which sets the number of Common Shares that may be reserved for issuance thereunder at any time at 10% of the issued and outstanding Common Shares calculated as at the time of the proposed option grant, less any shares reserved for issuance under any other security-based compensation plan of the Corporation.

The Legacy Stock Option Plan is administered by the Board. The Compensation and Governance Committee is responsible for recommending for approval to the Board the number of common shares subject to each option, within the guidelines established by the TSXV.

In accordance with the policies of the TSXV, the Corporation may grant options to the following persons: (i) directors, officers and employees of the Corporation; (ii) consultants to the Corporation; and (iii) a company whose voting securities are wholly-owned by a person listed in (i) or (ii).

The options enable the holders to purchase Common Shares at a price fixed in accordance with the policies of the TSXV. Subject to a minimum exercise price of $0.05 per common share, the exercise price per Common Share for an option shall be not less than the “Discounted Market Price” as calculated pursuant to the TSXV policies, or such other minimum price as may be required by the TSXV.

Every option granted under the Legacy Stock Option Plan shall have a term not exceeding 10 years, and shall therefore expire no later than 10 years after the date of grant, subject to extensions in connection with a Blackout Period (as defined below). Subject to the Legacy Stock Option Plan and otherwise in compliance with the policies of the TSXV, the Board shall determine the manner in which an option shall vest and become exercisable. Options granted to Investor Relations Service Providers shall vest over a minimum of 12 months with no more than one-quarter (1/4) of such options vesting in any three-month period in arrears.

The number of Common Shares reserved for issuance under the Legacy Stock Option Plan and any other security based compensation arrangement in any 12 month period to any one person may not exceed 5% of the issued and outstanding Common Shares at the date of the grant, unless the Corporation has received disinterested Shareholder approval.

The number of Common Shares reserved for issuance under the Legacy Stock Option Plan and any other security based compensation arrangement in any 12 month period to any one consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant.

The number of Common Shares reserved for issuance under the Legacy Stock Option Plan and any other security based compensation arrangement in any 12 month period, in aggregate, to all Investor Relations Service Providers (as defined in the TSXV policies) may not exceed 2% of the issued and outstanding Common Shares at the date of the grant.

The aggregate number of Common Shares reserved for issuance to insiders under the Legacy Stock Option Plan and any other security based compensation arrangement may not exceed 10% of the outstanding Common Shares at the time of the grant, unless the Corporation has received disinterested Shareholder approval.

The aggregate number of options granted to insiders in any 12 month period under the Legacy Stock Option Plan and any other security based compensation arrangement may not exceed 10% of the outstanding Common Shares at the time of the grant, unless the Corporation has received disinterested Shareholder approval.

Options issued pursuant to the Legacy Stock Option Plan may not be assigned or transferred.

If a director, officer, employee or consultant (each, a “Participant”) is terminated for cause, then each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 30 days after the date of termination.

If a Participant dies prior to otherwise ceasing to be an eligible person, each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 12 months after the date of the Participant’s death.

If a Participant ceases to be an eligible person other than in the circumstances set out above, each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 90 days after such terminating event, provided that the Board may allow for each option held by such Participant to terminate and cease to be exercisable on such later date following the Participant ceasing to be an eligible person as the Board in its discretion may determine is reasonable.

If any portion of an option is not vested at the time a Participant ceases, for any reason whatsoever, to be an eligible person, such unvested portion of the option may not be thereafter exercised by the Participant or its legal representative, as the case may be, provided that the Board may, in its discretion, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the option.

The Legacy Stock Option Plan provides that if a change of control of the Corporation occurs (including a consolidation, merger, amalgamation, arrangement, sale of all or substantially all of the assets of the Corporation, or acquisition which results in the Shareholders holding less than 50% of the outstanding shares of the successor corporation), all of the options issued pursuant to the Legacy Stock Option Plan will become vested and may be exercised in whole or in part by the Participant, subject to the approval of the TSXV, if necessary.

An option will be automatically extended if the expiry date falls within a period during which the Corporation prohibits holders from exercising options (“Blackout Period”) provided that the Blackout Period is formally imposed by the Corporation, the Blackout Period expires on the general disclosure of the undisclosed material information and neither the option holder nor the Corporation is subject to a cease trade (or similar) order, and the automatic extension is available to all Participants equally.

Disinterested Shareholder approval is required under the Legacy Stock Option Plan when decreasing the exercise price or extending the term (subject to extensions in connection with a Blackout Period) of options held by insiders.

Employment and Consulting Agreements

Philip Williams

Mr. Williams was appointed as the CEO of the Corporation on December 5, 2023. Mr. Williams is a party to an employment agreement with CUR dated effective as of January 1, 2022, as amended, (“Williams Employment Agreement”) which the Corporation adopted in accordance with the Arrangement, subject to certain adjustments to Mr. Williams’ base salary. It is expected that a new employment agreement will be entered into between Mr. Williams and the Corporation during 2024; however, Mr. Williams’ base salary is not expected to change during 2024.

Mr. Williams’ base salary as of December 5, 2023, was $450,000 and he is eligible for performance-based cash incentives. Mr. Williams is also eligible to participate in the LTIP at the discretion of the Board. In the event that Mr. Williams is terminated without cause or is terminated or resigns within 12 months following a change of control, Mr. Williams would be entitled to a termination payment equal to his base salary plus his highest bonus paid or payable in the preceding three years, calculated on a monthly basis, multiplied by 24 months (the “Williams Severance Period”). In addition, Mr. Williams would be entitled to the continuation of benefits during the Williams Severance Period (or payment in lieu of such benefits) and, in accordance with the terms of the Legacy Stock Option Plan, all issued and outstanding stock options (including Replacement Options), held by Mr. Williams would fully vest upon a change of control.

Tim Gabruch, Graham du Preez and Darryl Clark

Each of Messrs. Gabruch, du Preez and Dr. Clark is a party to an employment agreement with IsoEnergy (each, an “Executive Employment Agreement”).

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for performance-based cash incentives. Named Executive Officers are also eligible to participate in the LTIP, at the discretion of the Board. In 2023, Mr. Gabruch’s base salary was $260,000, Mr. du Preez’s base salary was $306,800 and Dr. Clark’s base salary was $280,000.

The Executive Employment Agreements provide that if any of Messrs. Gabruch or du Preez or Dr. Clark, is terminated without cause, such executive would be entitled to a termination payment equal to the sum of: (i) their annual base salary in the case of Messrs. Gabruch and du Preez, or six months’ of annual base salary in the case Dr. Clark; and (ii) their bonus (including special and performance bonuses) for the most recently completed fiscal year, pro-rated to the date of termination. Mr. du Preez would also be entitled to an additional payment equivalent to his bonus (including special and performance bonuses) for the most recently completed fiscal year.

In the event that any of Messrs. Gabruch or du Preez or Dr. Clark is terminated without cause or resigns, for any reason with respect to Mr. Gabruch, or for good reason with respect to Mr. du Preez and Dr. Clark, within six months of a change of control in the case of Mr. Gabruch and Dr. Clark, and within 12 months in the case of Mr. du Preez, such executive would be entitled to a payment equal to the product obtained by multiplying: (i) the sum of (a) their annual base salary; and (b) their annual bonus paid in respect of the most recently completed fiscal year (including both Performance Bonuses and Special Bonuses (as defined herein)) calculated on a monthly basis, by (ii) a period of 24 months for Mr. Gabruch, 18 months for Mr. du Preez, and 12 months for Dr. Clark.

In the event of a termination without cause or related to a change of control, each of Messrs. Gabruch and du Preez and Dr. Clark would be entitled to the continuation of benefits during their applicable severance period, or in the event IsoEnergy is unable to continue such benefits, payment in lieu equal to the cost of such benefits to IsoEnergy (the “Benefits”). In addition, the terminated executive would be entitled to a payment equal to all earned but unpaid salary, awarded but unpaid bonus, outstanding but untaken vacation pay, and outstanding expenses (the “Final Wages”).

In addition, in accordance with the terms of the Legacy Stock Option Plan, all issued and outstanding options held by the executive would fully vest upon a change of control within the meaning of the Legacy Stock Option Plan.

The estimated incremental payments (excluding the Final Wages and Benefits) payable by the Corporation to each Named Executive Officer upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2023, are as follows:

Name	Triggering Event	Estimated Incremental Payment ($)(1)
Philip Williams Chief Executive Officer (2)	Termination Without Cause Change of Control	2,175,000(3) 2,700,000
Tim Gabruch President and Former Chief Executive Officer(4)	Termination Without Cause Change of Control	342,000 684,000
Graham du Preez Chief Financial Officer(5)	Termination Without Cause Change of Control	544,800 638,700
Darryl Clark Executive Vice President, Exploration & Development(6)	Termination Without Cause Change of Control	212,000 352,000

Notes:

(1)	This number excludes the value of the compensation securities that may be payable.

(2)	As of December 31, 2023, Mr. Williams held an aggregate of 1,567,260 options having an in-the-money value of $1,007,917.

(3)	This amount does not include any additional amounts which Mr. Williams would have been entitled to as a result of the Change of Control which took place on December 5, 2023.

(4)	As of December 31, 2023, Mr. Gabruch held an aggregate of 1,245,000 options having an in-the-money value of $763,300.

(5)	As of December 31, 2023, Mr. du Preez held an aggregate of 805,000 options having an in-the-money value of $191,400.

(6)	As of December 31, 2023, Dr. Clark held an aggregate of 430,000 options having an in-the-money value of $282,400.

There are no significant conditions or obligations that apply to the receipt of the foregoing incremental payments.

Oversight and Description of Director and Named Executive Officer Compensation

The Board, with the assistance of the Compensation and Governance Committee, is responsible for overseeing IsoEnergy’s compensation program. The Board has delegated certain oversight responsibilities in this regard to the Compensation and Governance Committee but retains final authority over IsoEnergy’s compensation program and process.

Compensation of Executive Officers

The Corporation’s executive compensation program is designed to retain, encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short- and the long- term. In order to achieve these objectives, the compensation of the Corporation’s executive officers is comprised of base salary, annual incentive compensation in the form of a discretionary Performance Bonus and/or Special Bonus and a longer term incentive in the form of stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between short-term compensation (base salary and cash bonuses) and long-term compensation (stock options).

Base salaries are based on a number of factors and designed to best position the Corporation to compete for, and retain, executives critical to the Corporation’s long-term success. Performance Bonuses and Special Bonuses (in the form of cash bonuses) are directly tied to corporate and individual performance. Long-term incentive awards consist of stock options and are designed to align the interests of executive officers with the longer term interests of shareholders.

The Chair of the Compensation and Governance Committee meets periodically with the Chief Executive Officer to discuss corporate goals and performance as well as to discuss the individual performance of executive officers. The Compensation and Governance Committee works with the Chief Executive Officer to set compensation, including proposed salary adjustments, performance and/or special bonuses and stock option awards for executive officers, other than the Chief Executive Officer. The Compensation and Governance Committee also evaluates the CEO’s performance in light of these goals and objectives and, based on its evaluation, determines and approves the salary, bonus, compensation securities, and other benefits of the CEO.

The Compensation and Governance Committee then makes recommendations relating to the compensation of executive officers to the Board. Based on these recommendations, the Board makes decisions concerning the nature and scope of the compensation to be paid to the Corporation’s executive officers. The Compensation and Governance Committee bases its recommendations to the Board on, among other things, its compensation philosophy and the Compensation and Governance Committee’s assessment of corporate and individual performance, recruiting and retention needs.

Elements of Executive Compensation

Base Salary

The Corporation’s executives each receive base salaries paid as fees pursuant to executive employment agreements. The Board and the Compensation and Governance Committee review these salaries annually to ensure that they reflect each respective executive’s responsibilities, performance and experience in fulfilling his or her role.

In establishing base salaries, the Compensation and Governance Committee will consider factors such as experience, length of service and compensation compared to other employment opportunities for executives. In determining base salary, the Compensation and Governance Committee will also review available market data for other comparable Canadian uranium exploration companies. Given the stage of IsoEnergy’s development a specific benchmark is not targeted and a formal peer group has not been established.

Bonus

The Corporation’s executive officers are eligible to receive an annual discretionary bonus, payable in cash. Bonuses are either based on performance over the year (a “Performance Bonus”) and/or based on the achievement of a particular and extraordinary corporate transaction or other milestone (a “Special Bonus”). In determining whether to grant a bonus to an executive and, if so, the amount of such grant, the Board reviews each executive officer’s responsibilities, performance, experience in fulfilling their role and respective contributions to the Corporation’s success, while also taking into account the financial and operating performance of the Corporation.

A maximum Performance Bonus is determined for each executive officer as a percentage of salary. The maximum performance bonus is 100% for Mr. Williams, 50% for Mr. Gabruch and Mr. du Preez, and 40% for Dr. Clark. Key performance indicators for those individuals are determined by the Compensation and Governance Committee annually for the ensuing year and recommended to the Board for approval, on an individual basis.

Key performance indicators for 2022 included (to various extents) share price appreciation, completion of a financing, management of operations within budget, positive exploration results, the Corporation’s health and safety record and business development activities. In 2023, key performance indicators included positive exploration and discovery results and claim management, business development activities, share price appreciation, investor relations growth, completion of financings, management of operations within budget, timely and accurate reporting, optimum treasury management, positive health and safety record and continued growth in safety culture. Individual performance objectives relate to a particular executive’s role and expected contribution to the Corporation and its objectives.

Special Bonuses are awarded on an ad hoc basis during the year based on the completion of material corporate transactions and/or other milestones. Special Bonuses are not based on pre-determined objectives and are intended to award extraordinary effort and achievement without financial incentive. Special Bonuses are determined by the Compensation and Governance Committee based on discussions, to the extent appropriate, with the Chief Executive Officer.

Long-Term Incentives

Stock options are granted on a discretionary basis, based on the Board and the Compensation and Governance Committee’s assessments of responsibilities and achievements, recognizing that at the earlier stage of development, stock option awards can help preserve cash resources. Generally, the number of stock options granted to any executive officer is a function of the level of authority and responsibility of the executive officer, the contribution of the executive officer to the business and affairs of IsoEnergy, the number of options IsoEnergy has already granted to the executive officer, and such other factors as the Compensation and Governance Committee and the Board may consider relevant.

Long-term incentives have historically involved performance-based grants of stock options. Following approval of the LTIP at the Meeting, the Board may grant RSUs and/or PSUs to executives in addition to Options.

Director Compensation

The Board, with the assistance of the Compensation and Governance Committee, is responsible for determining and approving all forms of compensation to be granted to the directors of the Corporation. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and stage of development, and the availability of financial and other resources of the Corporation.

During the financial year ended December 31, 2022 and 2023, the non-executive directors received fees as follows: $40,000 per annum for all directors, an additional $20,000 for acting as Chair of the Board, an additional $10,000 for acting as Chair of the Audit Committee and an additional $5,000 for acting as Chair of the Compensation and Governance Committee. However, effective as of December 5, 2023, the directors’ fees were increased to: $60,000 per annum for all directors, an additional $30,000 for acting as Chair or Vice Chair of the Board and an additional $15,000 for acting as Chair of the Audit Committee or Chair of the Compensation and Governance Committee. The newly approved fees were paid on a pro- rated basis for the number of days from December 6 through to December 31 and remain in effect for 2024.

The Board believes the level of compensation provided to directors is competitive and reasonable given the size of the Corporation. In addition, long-term incentives in the form of stock options are granted to non- executive directors from time to time, based on an existing complement of long-term incentives, corporate performance and to be competitive with other companies of similar size and scope. The Board will periodically review the responsibilities and risks involved in being an effective director and will report and make recommendations accordingly.

Pension Disclosure

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

Management Contracts

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52-110 – Audit Committees (“NI 52-110”), information with respect to the Corporation’s Audit Committee is contained below.

Audit Committee Charter

The Audit Committee has adopted a written charter setting out its purpose, which is to assist the IsoEnergy Board fulfill its oversight responsibilities relating to accounting and financial reporting process and internal controls. The Audit Committee has the responsibility of, among other things: recommending IsoEnergy’s independent auditor to the Board, determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results, evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval of the Board’s annual and quarterly financial results and management’s discussion and analysis; and overseeing the establishment of “whistle-blower” and related procedures. A copy of the Audit Committee Charter is attached to this Circular as Schedule “A”.

Composition of the Audit Committee

The Audit Committee is currently comprised of Messrs. Netupsky (Chair), Curyer, McFadden and Raguz, each of whom is considered “independent” and “financially literate” in accordance with NI 52-110 other than Mr. Curyer who is not considered independent in accordance with NI 52-110 in light his role as Chief Executive Officer of NexGen.

Relevant Education and Experience

A general description of the education and experience of each Audit Committee member which is relevant to the performance of their responsibilities as an Audit Committee member is contained in their respective biographies set out above under “Election of Directors”.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has IsoEnergy relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110. As a venture issuer, IsoEnergy is relying on the exemption in Section 6.1 of NI 52-110 (Venture Issuers) regarding the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52- 110.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to IsoEnergy by the external auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor, KPMG LLP, during the financial years ended December 31, 2023 and 2022 are set out below:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)	Total
2023	$212,020	Nil	Nil	Nil	$212,020
2022	$103,790	Nil	Nil	Nil	$103,790

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit of the Corporation’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include the fees for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above These audit-related services provided including due diligence assistance and accounting consultations on proposed transactions

(3)	“Tax Fees” include the fees for professional services rendered to the Corporation’s external auditor for tax compliance, tax advice and tax planning. Tax planning and tax advice includes assistance with tax advice related to mergers, acquisitions and dispositions.

(4)	“All Other Fees” include the fees billed for products and services provided by the Corporation’s external auditor, other than “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above.

Corporate Governance

The following is a discussion of each of IsoEnergy’s corporate governance practices for which disclosure is required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”). The Board believes that its corporate governance practices are consistent with those recommended by National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”). A copy of the charter of the Board is attached to this Circular as Schedule “B”.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with IsoEnergy. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

As of the date hereof, the Board consists of six individuals, four of whom are independent. The current independent directors are: Richard Patricio, Christopher McFadden, Peter Netupsky and Mark Raguz. Mr. Williams is not considered to be independent on the basis that he is an executive officer of IsoEnergy. Mr Curyer is not considered to be independent on the basis that he is an executive officer of NexGen, which owns 32.8% of the outstanding Common Shares.

During the financial year ended December 31, 2023, in-camera sessions of the independent directors were held at the conclusion of each quarterly meeting of the Board.

Other Directorships

Set forth below is a list of the reporting issuers or reporting issuer equivalent(s) of which any of the directors of IsoEnergy are also directors:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	NexGen Energy Ltd.(1)
Christopher McFadden	NexGen Energy Ltd.(1) Engenco Limited
Richard Patricio	NexGen Energy Ltd.(1)(2) Toro Energy Limited(2) Sterling Metals Corp. Sixty Six Capital Inc.
Philip Williams	Atha Energy Corp. Mawson Gold Ltd.

Notes:

(1)	As of April 17, 2024, NexGen holds approximately 32.8% of the outstanding Common Shares. Accordingly, NexGen is an affiliate of IsoEnergy.

(2)	Mr. Patricio’s directorships at IsoEnergy, NexGen, and Toro Energy Limited are a result of his management role at Mega Uranium Ltd. Sterling Metals Corp. and Sixty Six Capital Inc. are Mr. Patricio’s only directorships which are distinct from his principal occupation.

Ethical Business Conduct

As part of its responsibility for the stewardship of IsoEnergy, the Board seeks to foster a culture of ethical conduct by requiring IsoEnergy to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the “Code”). The Code has been filed and is available on the Corporation’s website (www.isoenergy.ca).

The Code provides specific guidelines and policies for dealing with situations that may be encountered in the workplace in order to promote an open and positive work environment. The Code details the Corporation’s policies on confidentiality, fair dealing, safety and health, and business and governmental relations, among other things.

In addition, the Corporation has adopted a “whistleblower” policy, which allows directors, officers, employees and consultants who feel a violation has occurred to report the actual or potential compliance infraction to the Chair of the Corporation’s Audit Committee, on a confidential, anonymous basis.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Corporation), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting which considers such contract or transaction, in accordance with applicable law. In certain circumstances, if deemed appropriate, the Corporation may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Orientation and Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Given the current size of IsoEnergy, its corporate history and its stage of development, and as each new director will have a different skill set and professional background, the Corporation has not yet developed an official orientation or training program for new directors or a formal continuing education program for existing directors. Nevertheless, new directors will be provided, through discussions and meetings with other directors, officers and employees, with a thorough description of the Corporation’s business, properties, assets, operations and strategic plans and objectives. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board and requests for education are encouraged and dealt with on an ad hoc basis primarily through meetings with members of the executive management team.

The Board will provide continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit IsoEnergy’s properties to become familiar with IsoEnergy’s operations. Presentations by management and IsoEnergy’s advisors will also be organized, as needed, to provide ongoing director education.

Nomination of Directors

IsoEnergy’s Compensation and Governance Committee is responsible for assisting the Board in respect of the nomination of directors and identifying new candidates for appointment to the Board. The Compensation and Governance Committee establishes criteria for Board membership and composition and makes recommendations to the Board thereon. The Compensation and Governance Committee also makes recommendations for the assignment of Board members to Board committees and oversees the process for director succession. In that regard, the Compensation and Governance Committee is also responsible for assessing the competencies and skills of existing directors and those required for nominees to the Board, with a view to ensuring that the Board is consistently comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Compensation and Governance Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.

Compensation

The Board, with the assistance of the Compensation and Governance Committee, is responsible for reviewing and approving the compensation of directors and executives of the Corporation.

For details regarding IsoEnergy’s approach to the compensation of executive officers, including the Chief Executive Officer and the role of the Compensation and Governance Committee, see “Executive Compensation” above.

Board Committees

IsoEnergy does not have any standing committees other than the Audit Committee and the Compensation and Governance Committee. In addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Assessments

At present, the Board does not have a formal process for assessing the effectiveness of the Board, the effectiveness of Board committees and whether individual directors are performing effectively. The Board believes that its current size facilitates informal discussion and evaluation of members’ contributions within that framework and all directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so. Further, the Board is of the view that the Shareholders provide the most effective and objective assessment of the Board's performance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information under which equity securities of the Corporation are authorized for issuance as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	15,772,231(1)	3.32	1,518,066(2)
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	15,772,231	3.32	1,518,066

Notes:

(1)	Represents the number of Common Shares reserved for issuance upon exercise of the stock options outstanding pursuant to the Legacy Stock Option Plan (which includes 3,273,898 Replacement Options), as of December 31, 2023.

(2)	Represents the maximum number of Common Shares remaining available for issuance under the Corporation’s security-based compensation arrangements, being 10% of the number of issued and outstanding Common Shares as at December 31, 2023.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Corporation, any proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Corporation or any of its subsidiaries. Neither the Corporation nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca and on the Corporation’s website at www.isoenergy.ca.

Financial information relating to the Corporation is provided in the Corporation’s audited financial statements (the “Financial Statements”) and the management’s discussion and analysis (the “MD&A”) for the financial year ended December 31, 2023. Shareholders may download the Financial Statements and the MD&A from SEDAR+ (www.sedarplus.ca) or contact the Corporation directly to request copies of the Financial Statements and the MD&A by: (i) mail to Suite 200 – 475 2nd Avenue S., Saskatoon, Saskatchewan S7K 1P4 or (ii) e-mail to info@isoenergy.ca.

The Board has approved the contents of this Circular and the sending thereof to the Shareholders.

BY ORDER OF THE BOARD

“Philip Williams”
Philip Williams
Chief Executive Officer and Director

Schedule A

Audit Committee Charter

ISOENERGY LTD.

(the “Company”)
AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee of the Company is to assist the Board of Directors (the “Board”) fulfill its oversight responsibilities relating to accounting and financial reporting process and internal controls.

COMPOSITION, PROCEDURES AND ORGANIZATION

(a)	The Board shall appoint the members and the Chair of the Committee each year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(b)	The Committee shall consist of at least three members of the Board provided that: (i) if at the relevant time the Company is a “venture issuer” a majority of whom shall not be officers, employees, or control persons of the Company or any of its associates or affiliates, as defined under the rules of the TSX Venture Exchange; and (ii) otherwise, each of whom shall be “independent” as determined in accordance with and required by applicable securities laws, rules, regulations and guidelines (“applicable securities laws”).

(c)	All Committee members shall be “financially literate” within the meaning and to the extent required by applicable securities laws.

(d)	If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

(e)	The Committee may choose any person, who need not be a member to act as secretary at any meeting of the Committee.

(f)	The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair of the Committee or any two Directors.

(g)	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.

(h)	If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all powers of the Committee so long as a quorum remains in office.

A-1

(i)	Notice of the time and place of every meeting of the Committee shall be given in writing or by e- mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully convened.

(j)	The Chair of the Committee shall set the agenda for meetings of the Committee. At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The external auditors shall receive notice of and have the right to attend all meetings of the Committee.

(k)	The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee deems appropriate.

(l)	The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other terms for the engagement of such persons.

(m)	In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

(n)	The Committee shall periodically review this Charter, and submit any recommended changes thereto for approval by the Board.

ROLES AND RESPONSIBILITIES

The Committee has the following overall duties and responsibilities:

(a)	assist the Board in the discharge of its responsibilities relating to the quality and integrity of the Company’s accounting principles, reporting practices and internal controls;

(b)	assist the Board in the discharge of its responsibilities relating to the Company’s disclosure obligations under applicable securities laws, including approval of the Company’s annual and quarterly consolidated financial statements together with management’s discussion and analysis thereon;

(c)	establish and maintain a direct line of communication with the Company’s external auditors and periodically assess their performance;

(d)	ensure that management has designed, implemented and is maintaining an effective system of internal controls; and

(e)	report regularly to the Board on the fulfillment of its duties and responsibilities.

A-2

PUBLIC FILINGS, POLICIES AND PROCEDURES

The Committee has the following duties and responsibilities in respect of public filings, policies and procedures:

(a)	reviewing and, if appropriate, recommending that the Board approve:

(i)	all annual audited financial statements together with the report of the external auditors thereon and management’s discussion and analysis thereon;

(ii)	all unaudited financial statements and management’s discussion and analysis thereon;

(iii)	all annual and interim profit and loss press releases;

(iv)	each annual information form (if applicable);

(v)	all prospectuses; and

(vi)	all financial information in other public documents, requiring approval by the Board;

in all cases, prior to their public disclosure or being filed with the appropriate regulatory authority;

(b)	ensuring adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(c)	discussing the impact of any significant issues regarding accounting principles, practices and judgements of management with management and the external auditors, as and when appropriate;

(d)	reviewing with management and, if appropriate, the external auditor:

(i)	significant variances in actual financial results from budgeted or projected results;

(ii)	any actual or proposed regulatory changes or other changes in accounting, or financial reporting practices or policies;

(iii)	any significant or unusual events or transactions and, where applicable, alternative methods used to account for significant or unusual transactions;

(iv)	any actual or potential breaches of debt covenants;

(v)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgments;

(vi)	the presentation and impact of significant risks and uncertainties;

(vii)	the accuracy, completeness and clarity of disclosure of the Company’s financial statements;

(viii)	any tax assessments, changes in tax legislation or any other tax matters that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the financial statements;

(ix)	any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the Company’s financial statements;

(x)	whether all material information is presented in the management’s discussion and analysis;

A-3

(xi)	material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

(xii)	with the external auditor only, any fraud, illegal acts, deficiencies in internal control or other similar issues; and

(xiii)	general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company; and

(e)	review with management and the external auditors any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

FINANCIAL MANAGEMENT

The Committee has the following duties and responsibilities with respect to financial management:

(a)	reviewing and if appropriate, recommend for Board approval, all annual capital and operating budgets (and amendments thereto); and

(b)	at regularly scheduled meetings of the Committee: (i) reviewing the Company’s financial position as disclosed in the income statement, balance sheet and statement of cash flows; (ii) review the Company’s forecast against the approved budget; and (iii) reviewing the Company’s cash position, liquidity and capital requirements.

INTERNAL CONTROLS, RISK MANAGEMENT AND COMPLIANCE

The Committee has the following duties and responsibilities with respect to internal controls, risk management and compliance:

(a)	reviewing the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	reviewing compliance with the Company’s Code of Business Ethics;

(c)	reviewing any issues between management and the external auditors that could affect the Company’s financial reporting or internal controls;

(d)	periodically reviewing the Company’s compliance with recommendations made by the external auditors;

(e)	reviewing annually, the adequacy and quality of the Company’s financial and accounting resources;

(f)	reviewing annually with the external auditor, any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation;

(g)	receiving and reviewing reports from management assessing the Company’s risk management and assess and identify major risk exposure and mitigation strategies against the guidelines and policies that management implemented to govern the monitoring, controlling and reporting of such risks;

A-4

(h)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(i)	reviewing and approving all related party transactions.

EXTERNAL AUDITORS

The Committee has the following duties and responsibilities as they relate to the external auditor:

(a)	consider and make recommendations to the Board, for approval by the Company’s shareholders, the appointment, re-appointment and removal of the Company’s external auditor;

(b)	oversee the selection process for a new auditor and, upon resignation of the external auditor, investigate the circumstances surrounding such resignation and determine whether further action is required;

(c)	oversee the relationship between management and the external auditor; review and negotiate and recommend to the Board, for approval, the terms of engagement of the external auditor, including remuneration and scope of services;

(d)	oversee the work of any external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	assess annually, the independence and objectivity of the external auditor, considering relevant professional and regulatory requirements and the relationship with the auditor as a whole, including the provision of, and fees for, any non-audit services;

(f)	meet with the external auditors on a regular basis in the absence of management in order to review accounting practices, internal controls, any difficulties encountered by the external auditors in performing the audit and any other matters it deems appropriate; and

(g)	pre-approve all non-audit services to be provided to the Company by its external auditors (and remuneration therefor). The Committee may satisfy the pre-approval requirement in this subsection (g) if:

(i)	the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the fees paid by the Company (and its subsidiaries) to its external auditors during the fiscal year in which the services are provided;

(ii)	the Company (or its subsidiary) did not recognize the services as non-audit services at the time of engagement; and

(iii)	the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

A-5

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre- approval.

COMMITTEE CHAIR

Where a vacancy occurs at any time in the position of the Committee Chair, it shall be filled by the Board. The Board may remove and replace the Committee Chair at any time.

The Chair of the Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)	ensure the Committee functions independently of management, including organizing in-camera sessions and other meetings without management;

(b)	provide advice and counsel to the President and Chief Executive Officer and other senior members of management in respect of matters within the scope of the Committee’s mandate;

(c)	preside as chair of each meeting of the Committee; and

(d)	communicate with all members of the Committee to co-ordinate their participation, ensure their accountability and otherwise generally provide for the effectiveness of the Committee.

Last reviewed and approved by the Board on August 21, 2016.

A-6

Schedule B

Charter of the Board of Directors

CHARTER OF THE BOARD OF DIRECTORS

PURPOSE

The Board of Directors (the “Board”) is responsible for the stewardship of IsoEnergy Ltd. (the “Company”) and to oversee management of the business and affairs of the Company. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Company meets its obligations on an ongoing basis and that the Company operates in an ethical and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company. In overseeing the management of the business, the Board, through the Chief Executive Officer (the “CEO”), shall set the standards of conduct for the enterprise.

PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its responsibilities and duties to management or committees of the Board. The Board retains responsibility for managing its own affairs including selecting its Chair and constituting committees of the full Board.

DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities are set out below.

1.	Legal Requirements

The Board has the responsibility to ensure that the Company complies with applicable law including that documents and records have been properly prepared, approved and maintained. The Board also has the statutory responsibility to:

(a)	supervise the management of the business and affairs of the Company;

(b)	act honestly and in good faith with a view to the best interests of the Company;

(c)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(d)	act in accordance with its obligations contained in the Business Corporations Act (British Columbia) and the regulations thereto, the Company’s constating documents, the applicable securities laws, and other applicable legislation and regulations.

2.	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

3.	Strategy Determination

The Board has the responsibility to:

(a)	at least annually, participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(e)	approve material divestitures and acquisitions;

(f)	monitor the Company’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and

(h)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

4.	Financial and Corporate Issues

The Board has the responsibility:

(a)	to take reasonable steps to ensure the integrity and effectiveness of the Company's internal control and management information systems, including the evaluation and assessment of information provided by management and others (e.g., external auditors) about the integrity and effectiveness of the Company’s internal control and management information systems;

(b)	to review operating and financial performance relative to budgets and objectives;

(c)	to approve the annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations contained in the annual report, the annual information form (if applicable) and the management information circular; and

(d)	upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, to appoint the external auditors for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit services.

5.	Managing Risk

The Board has the responsibility to safeguard the assets and business of the Company, identify and understand the principal risks of the Company’s business, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long--term viability of the Company.

6.	Compensation and Human Resources

The Board has the responsibility:

(a)	to appoint the CEO (and develop a position description for the CEO) and with the advice of the compensation and governance committee of the Board (the “Compensation Committee”) to develop objectives that the CEO is responsible for achieving and to monitor and assess CEO’s performance against those objectives;

(b)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(c)	to the extent possible, to satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company;

(d)	to approve certain decisions relating to senior management, including the:

(i)	appointment and discharge of all senior officers;

(ii)	compensation and benefits for all senior officers; and

(iii)	acceptance by the CEO of any outside directorships on public companies or any significant public service commitments;

(e)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers; and

(f)	to consider, and if considered appropriate, approve, incentive--compensation plans and equity- based plans of the Company.

7.	Environment, Health and Safety

The Board has the responsibility:

(a)	to review and monitor the policies and activities of the Company relating to environment, health and safety matters to ensure compliance with applicable laws, legislation and policies

(b)	to review environmental, health and safety compliance issues incidents to determine that the Company is taking all necessary action in respect of those matters and that the Company has been duly diligent in carrying out its responsibilities and activities in that regard; and

(c)	to review and consider potential liabilities and obligations in respect of environmental, health and safety matters and their potential financial impact on the Company.

8.	Policies, Procedures and Compliance

The Board has the responsibility:

(a)	to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c)	to ensure the Company sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

(d)	to ensure the Company has in place appropriate programs and policies for the health and safety of its employees in the workplace; and

(e)	to review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

9.	Governance

The Board has the responsibility:

(a)	to appoint Board committees, including an Audit Committee, and delegate to those committees any powers of the Board permitted to be delegated pursuant to the Business Corporations Act (British Columbia) and the Company’s constating documents;

(b)	develop, to the extent considered appropriate, position descriptions for the chairman of the Board, the chairman of each committee and individual directors;

(c)	to review the size and composition of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision--making;

(d)	to develop the Company’s approach to corporate governance; and

(e)	to review annually its charter and the performance of the Board as a whole, Board committees, the Chair of the Board, the Chair of the committees and individual directors to ensure that the Board and the committees are operating effectively.

10.	Reporting and Communication

The Board has the responsibility:

(a)	to adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes to enable it to communicate effectively with shareholders and other stakeholders and with financial, regulatory and other institutions and agencies;

(b)	to ensure that material information is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with all applicable securities laws;

(c)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and all applicable securities laws;

(d)	to ensure the timely reporting of any developments that could have a significant and material impact on the value of the Company; and

(e)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

11.	Outside Consultants or Advisors

At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant’s or advisor’s fees and other retention terms.

Directors are permitted to engage outside legal or other advisor at the expense of the Company where for example he or she is placed in a conflict position through activities of the Company, but any such engagement is subject to the prior approval of the Compensation Committee.

12.	Meetings

The Board shall meet at least quarterly and shall have additional meetings as required or appropriate to consider other matters. In addition, the Board shall meet, as it considers appropriate to consider strategic planning of the Company. Attendance at each meeting shall be recorded. The Board should also meet separately from management as considered appropriate to ensure that the Board functions independently of management. The independent directors should meet with no members of management present as considered appropriate.

THE CHAIR

The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in applicable corporate law and in the Company’s constating documents and as otherwise determined by the Board. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the Board Charter.

The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined necessary and desirable by the Board.

Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

13.	Duties of the Chair

The Chair is responsible to:

(a)	organize the Board to function independently of management;

(b)	promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;

(c)	ensure that the Board works as a cohesive team and provides the leadership essential for this purpose;

(d)	ensure that the responsibilities of the Board are well understood by both the Board and management, and that the boundaries between Board and management responsibilities are clearly understood and respected;

(e)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

(f)	act as a liaison between the Board and senior management to ensure that relationships between the Board and senior management is professional and constructive;

(g)	provide advice, counsel and mentorship to other members of the Board, the CEO and other senior members of management;

(h)	lead the Board in establishing, reviewing and monitoring the strategy, goals, objectives and policies of the Company;

(i)	communicate all major developments and issues to the Board in a timely manner, initiate opportune discussion of such matters and ensure provision to the Board of sufficient information to permit the Board to fulfill its oversight responsibilities;

(j)	communicate with all members of the Board to co--ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees;

(k)	adopt procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

(l)	ensure that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;

(m)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;

(n)	co--ordinate with management and the company secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(o)	ensure the Board has the opportunity to meet without members of management present on a regular basis;

(p)	assist in the preparation of the agenda of the Board meetings;

(q)	preside as chair of each meeting of the Board and as chair of each meeting of the shareholders of the Company; and

(r)	carry out other duties as requested by the Board as a whole, depending on need and circumstance.

RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

14.	Corporate Stewardship

Each Director has the responsibility to:

(a)	represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long--term success of the Company;

(b)	advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

(c)	provide constructive counsel to and oversight of management;

(d)	respect the confidentiality of information and matters pertaining to the Company;

(e)	maintain his or her independence, generally and as defined under applicable securities laws, and objectivity;

(f)	be available as a resource to the Board; and

(g)	fulfill the legal requirements and obligations of a director and shall develop a comprehensive understanding of the statutory and fiduciary roles of a director.

15.	Responsibilities of Integrity and Loyalty

Each Director has the responsibility to:

(a)	comply with the Company’s Code of Business Ethics;

(b)	disclose to the Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and

(c)	disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

16.	Responsibilities of Diligence

Each Director has the responsibility to:

(a)	prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;

(b)	attend in person the annual meeting of the shareholders of the Company and attend all meetings of the Board and all meetings of committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and

(c)	as necessary and appropriate, communicate with the Chair and with the CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

17.	Responsibilities of Effective Communication

Each Director has the responsibility to:

(a)	participate fully and frankly in the deliberations and discussions of the Board;

(b)	encourage free and open discussion of the Company’s affairs by the Board;

(c)	establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d)	focus inquiries on issues related to strategy, policy, and results;

(e)	respect the CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;

(f)	communicate with the Chair and other Directors between meetings when appropriate;

(g)	maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and

(h)	think, speak and act in a reasoned, independent manner.

18.	Responsibilities of Committee Work

Each Director has the responsibility to:

(a)	participate on committees and become knowledgeable about the purpose and goals of each committee; and

(b)	understand the process of committee work and the role of management and staff supporting the committee.

19.	Responsibilities of Knowledge Acquisition

Each Director has the responsibility to:

(a)	become generally knowledgeable about the Company’s business and its industry;

(b)	participate in Director orientation and education programs developed by the Company from time to time;

(c)	maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;

(d)	become acquainted with the senior officers and key management personnel; and

(e)	gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.

Last reviewed and approved by the Board on August 21, 2016

Schedule C

Omnibus Long-Term Incentive Plan

ISOENERGY LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

April 16, 2024

i

Awards granted under the Plan shall be subject to the Corporation’s claw back policy as it may exist from time to time, unless otherwise determined by the Board		24
Section 7.8	Governing Laws	24
Section 7.9	Severability	24
Section 7.10	Effective Date of the Plan	24
ADDENDUM FOR U.S. PARTICIPANTS		25
APPENDIX “A” FORM OF OPTION AGREEMENT		A-1
APPENDIX “B” FORM OF RSU AGREEMENT		B-1
APPENDIX “C” FORM OF PSU AGREEMENT		C-1
APPENDIX “D” FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION FORM		D-1

ii

ISOENERGY LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

IsoEnergy Ltd. hereby establishes this Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and Management Company Employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

ARTICLE 1—DEFINITIONS

Section 1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

“Awards” means Options, RSUs and PSUs granted to a Participant pursuant to the terms of the Plan;

“Award Agreement” means an Option Agreement, RSU Agreement, PSU Agreement, or an Employment Agreement, as the context requires;

“Black-Out Period” means, for so long as the Corporation is listed on the TSXV, “blackout period” as such term is defined under TSXV Policy 4.4, and thereafter, it shall mean the period of time required by applicable law or as imposed by the Corporation as a result of the bona fide existence of undisclosed material information when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by Insiders or other specified persons;

“Board” means the board of directors of the Corporation as constituted from time to time;

“Broker” has the meaning ascribed thereto in Section 7.5(2) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Saskatoon, Saskatchewan, Toronto, Ontario, or Vancouver, British Columbia, Canada for the transaction of banking business;

“Cancellation” has the meaning ascribed thereto in Section 2.5(1) hereof;

“Cash Equivalent” means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant’s Account, net of any applicable taxes in accordance with Section 7.5, on the Share Unit Settlement Date;

“Change of Control” means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares;

(b)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c)	the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement);

(e)	as a result of or in connection with: (i) a contested election of directors; or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition or other transaction involving the Corporation or any of its Affiliates and another person, entity or group of persons or entities, the nominees put forward by the Corporation and named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by a majority vote of the members of the Board prior to the completion of such transaction); or

(f)	the Board adopts a resolution to the effect that a transaction or series of transactions involving the Corporation or any of its Affiliates that has occurred or is imminent is a Change in Control;

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

“Code of Ethics” means any code of ethics adopted by the Corporation, as modified from time to time;

“Consultant” has the meaning ascribed to such term under Section 2.22 of National Instrument 45-106 Prospectus and Registration Exemptions or any successor provisions thereto, provided that so long as the Corporation is listed on the TSXV, “consultant” shall also encompass the definition of “consultant” under TSXV Policy 4.4, as amended, supplemented or replaced from time to time, and provided further that in the case of consultants that are within the United States or are U.S. Persons, if such persons are not “accredited investors” (within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act), such persons are natural persons, provide bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

“Corporation” means IsoEnergy Ltd., a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

“Discounted Market Price” has the meaning given to such term in TSXV Policy 1.1, as amended, supplemented or replaced from time to time;

“Dividend Share Units” has the meaning ascribed thereto in Section 5.2 hereof;

“Eligible Participants” has the meaning ascribed thereto in Section 2.4(1) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Exercise Price” has the meaning ascribed thereto in Section 3.2(1) hereof;

“Expiry Date” has the meaning ascribed thereto in Section 3.4 hereof;

“Insider” has the meaning attributed thereto in the TSX Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time;

“Investor Relations Activities” has the meaning given to such term in TSXV Policy 1.1, as amended, supplemented or replaced from time to time;

“Investor Relations Service Providers” has the meaning given to such term in TSXV Policy 4.4, as amended, supplemented or replaced from time to time;

“Management Company Employee” has the meaning given to such term in TSXV Policy 4.4, as amended, supplemented or replaced from time to time;

“Market Value” means at any date when the market value of Shares of the Corporation is to be determined, the closing price of the Shares on the Trading Day prior to the date as of which Market Value is determined on the principal stock exchange on which the Shares are listed, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

“Non-Employee Directors” means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, Consultants or service providers providing ongoing services to the Corporation or its Affiliates;

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof;

“Option Agreement” means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”, or such other form, in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation or a third-party service provider on its behalf), as the Board may approve from time to time;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained to reflect each Participant’s participation in RSUs and/or PSUs under the Plan in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation or a third-party service provider on its behalf);

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 4.4 hereof;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

“PSU” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“PSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix “C”, or such other form, in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation or a third- party service provider on its behalf), as the Board may approve from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 4.3 hereof;

“RSU” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “B”, or such other form, in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation or a third- party service provider on its behalf), as the Board may approve from time to time;

“SEC” means the United States Securities and Exchange Commission;

“Securities for Services” has the meaning given to such term in TSXV Policy 4.4, as amended, supplemented or replaced from time to time;

“Share Compensation Arrangement” means, so long as the Corporation is listed on the TSXV, a stock option, stock option plan, employee stock purchase plan, deferred share unit, performance share unit, restricted share unit, stock appreciation right, long-term incentive plan, Securities for Services, any security purchase from treasury by a Participant which is financially assisted by the Corporation by any means whatsoever and any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Participants. For greater certainty, a “Share Compensation Arrangement” does not include (a) arrangements which do not involve the issuance from treasury or potential issuance from treasury of securities of the Corporation; (b) arrangements under which Security Based Compensation is settled solely in cash and/or securities purchased on the secondary market; and (c) Shares for Services and Shares for Debt arrangements under TSXV Policy 4.3 that have been conditionally accepted by the TSXV prior to November 24, 2021. In the event the Corporation becomes listed on the TSX, a “Share Compensation Arrangement” shall mean a “security based compensation arrangement” as defined under Section 613(b) of the TSX Company Manual;

“Shares” means the common shares in the capital of the Corporation;

“Share Unit” means a RSU or PSU, as the context requires;

“Share Unit Settlement Date” has the meaning determined in Section 4.6(1)(a);

“Share Unit Settlement Notice” means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs;

“Share Unit Vesting Determination Date” has the meaning described thereto in Section 4.5 hereof;

“Stock Exchange” means the TSXV or the TSX, as applicable from time to time;

“Subsidiary” means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section 6.1(3) hereof;

“Surrender” has the meaning ascribed thereto in Section 3.6(3);

“Surrender Notice” has the meaning ascribed thereto in Section 3.6(3);

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means the date on which a Participant ceases to be an active employee, director, officer, senior executive, or Consultant of the Corporation or an Affiliate. For clarity, a Participant’s employment or engagement with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant’s actual and active employment or engagement with the Corporation or Affiliate, whether or not the termination or engagement is with or without notice, adequate notice or legal notice, provided that if the employment or engagement of the Participant is terminated for cause, such rights shall expire and terminate immediately upon notification being given to the Participant of such termination for cause;

“Trading Day” means any day on which the Stock Exchange is opened for trading;

“TSX” means the Toronto Stock Exchange;

“TSX Company Manual” means the TSX Company Manual as amended from time to time;

“TSXV” means the TSX Venture Exchange;

“TSXV Policy” means the TSXV Corporate Finance Policies;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

ARTICLE 2—PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1	Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long-term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation’s ability to attract, retain and motivate Eligible Participants.

Section 2.2	Implementation and Administration of the Plan.

(1)	Subject to Section 2.3, this Plan will be administered by the Board.

(2)	Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3)	No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4)	The day-to-day administration of the Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5)	Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

Section 2.3	Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

Section 2.4	Eligible Participants.

(1)	The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be the bona fide directors, officers, senior executives, Consultants (and for greater clarity, Management Company Employees if the Corporation is listed on the TSXV) and other employees of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates. For Awards granted to employees, consultants or Management Company Employees, the Corporation and the Participant shall be responsible for ensuring and confirming that such person is a bona fide employee, consultant or management company, as the case may be. Notwithstanding the foregoing, so long as the Corporation is listed on the TSXV, Investor Relations Service Providers shall not be included as Eligible Participants entitled to receive Share Units related to RSU Agreements or PSU Agreements and may only receive Options.

(2)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship, employment or appointment with the Corporation.

(3)	Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

Section 2.5	Shares Subject to the Plan.

(1)	Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan and any other Share Compensation Arrangement of the Corporation shall not exceed 10% of the total issued and outstanding Shares from time to time (on a non-diluted basis) or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time, provided that at all times when the Corporation is listed on the TSXV, the shareholder approval referred to herein must be obtained on a “disinterested” basis in the circumstances prescribed by TSXV Policy 4.4. For the purposes of this Section 2.5(1), in the event that, subject to the prior approval of the Stock Exchange, if applicable, the Corporation cancels or purchases to cancel any of its issued and outstanding Shares (“Cancellation”) and as a result of such Cancellation the Corporation exceeds the limit set out in this Section 2.5(1), no approval of the Corporation’s shareholders will be required for the issuance of Shares on the exercise of any Options which were granted prior to such Cancellation.

(2)	Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, or Shares underlying an Award that have been settled in cash, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

Section 2.6	Participation Limits.

Subject to adjustment pursuant to provisions of Article 6 hereof, the aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed 10% of the total issued and outstanding Shares from time to time, unless disinterested shareholder approval is obtained. For greater certainty, for the purposes of the limitations set forth in this Section 2.6, any Awards granted to an Insider prior to it becoming an Insider shall be considered an Award granted to an Insider irrespective of the fact that such person was not an Insider at the date of grant.

Section 2.7	Additional TSXV Limits.

(1)	Unless expressly permitted and accepted for filing by the TSXV under Part 6 of TSXV Policy 4.4, in addition to the requirements in Section 2.5 and Section 2.6, subject to Section 4.2(6), and notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

(a)	the aggregate number of Shares that are issuable pursuant to Awards granted under this Plan together with all of the Corporation’s other previously established or proposed Share Compensation Arrangements to any one Eligible Participant within any 12-month period shall not exceed 5% of the issued and outstanding Shares, calculated as at the date any Award is granted or issued to an Eligible Participant pursuant to this Plan;

(b)	the aggregate number of Shares that are issuable pursuant to Awards granted under this Plan together with all of the Corporation’s other previously established or proposed Share Compensation Arrangements to any one Eligible Participant that is a Consultant of the Corporation within any 12-month period shall not exceed 2% of the issued and outstanding Shares, calculated as at the date any Award is granted or issued to a Consultant pursuant to this Plan;

(c)	the aggregate number of Shares that are issuable pursuant to Options granted under this Plan to all Investor Relations Service Providers within any 12-month period shall not exceed 2% of the issued and outstanding Shares, calculated as at the date any Option is granted to an Investor Relations Service Provider pursuant to this Plan;

(d)	Options granted to Investor Relations Service Providers shall vest in a period of not less than 12 months from the date of grant of Options, such that:

(i)	no more than 1/4 of Options vest before the date that is three months after the Options were granted;

(ii)	no more than another 1/4 of Options vest before the date that is six months after Options were granted;

(iii)	no more than another 1/4 of Options vest before the date that is nine months after the Options were granted; and

(iv)	the remainder of the Options do not vest before the date that is 12 months after Options were granted.

(2)	In the event of a “cashless exercise” or Surrender, as described below, the number of Options exercised, surrendered or converted, and not the number of Shares actually issued by the Corporation, shall be included in calculating the limitations set forth in Section 2.5, Section 2.6 and this Section 2.7.

(3)	At all times when the Corporation is listed on the TSXV, the Corporation shall seek annual TSXV and shareholder approval for the “rolling” components of this Plan in conformity with TSXV Policy 4.4. For greater certainty, disinterested shareholder approval will be required in the circumstances prescribed by Section 5.3(a) of TSXV Policy 4.4.

ARTICLE 3—OPTIONS

Section 3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

Section 3.2	Option Awards.

(1)	The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Exercise Price”), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

(2)	Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, the Corporation shall maintain timely disclosure and file appropriate documentation in connection with Option grants made under this Plan in accordance with TSXV Policy 4.4.

Section 3.3	Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant and in any event, so long as the Corporation is listed on the TSXV, shall not be less than the Discounted Market Price.

Section 3.4	Expiry Date; Black-out Period.

Subject to Section 6.2, each Option must be exercised no later than 10 years after the date the Option is granted or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of this Plan, each Option that would expire during a Black-Out Period formally imposed by the Corporation shall expire on the date that is 10 Business Days immediately following the expiration of the Black- Out Period; provided that, in the event that the Participant or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation’s securities, such extension will not be permitted.

Section 3.5	Exercise of Options.

(1)	Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)	Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3)	No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 3.6	Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2)	Pursuant to the Exercise Notice, the Corporation may allow a Participant to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price and any applicable tax withholdings, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3)	In addition, in lieu of exercising any vested Option in the manner described in this Section 3.6(1) or Section 3.6(2), and pursuant to the terms of this Article 3, subject to satisfaction of applicable tax withholding requirements, the Corporation may allow a Participant to choose to undertake a “net exercise” by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule “B” to the Option Agreement (a “Surrender Notice”), electing to receive that number of Shares calculated using the following formula:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Value of the Shares as at the date of the Surrender Notice

B = the Exercise Price of such Options

(4)	Upon the exercise of an Option pursuant to this Section 3.6, the Corporation shall, as soon as practicable after such exercise but no later than 10 Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then, either: (i) paid for and specified by the Participant in the Exercise Notice, or (ii) elected to receive upon the Surrender and as specified by the Participant in the Surrender Notice.

ARTICLE 4—SHARE UNITS

Section 4.1	Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which shall be zero unless otherwise determined by the Board), subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. Unless otherwise determined by the Board in its discretion, an Award of a Share Unit is considered a bonus for services rendered in the calendar year in which the Award is made. In the event that an Award is granted based on a dollar amount relative to Market Value, the Market Value shall, so long as the Corporation is listed on the TSXV, not be less than the Discounted Market Price.

Section 4.2	Share Unit Awards.

(1)	Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement and/or PSU Agreement, as applicable.

(2)	It is intended that the RSUs and PSUs not be treated as a “salary deferral arrangement” as defined in the Tax Act by reason of paragraph (k) thereof.

(3)	Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(4)	Share Units shall be settled by the Corporation at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the end of the Restriction Period.

(5)	Each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each fiscal year. The number of RSUs shall be calculated as the amount of the Non-Employee Director’s annual retainer fee elected to be paid by way of RSUs divided by the Market Value as at the date of grant of such RSUs. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(6)	Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, no Investor Relations Service Provider shall receive any grant of Share Units in compliance with TSXV Policy 4.4.

(7)	Notwithstanding any other provision of this Plan, no Share Unit shall vest before the date that is one year following the applicable date of grant, provided that this limitation shall not apply in the case of the Participant’s death, or in connection with a Change of Control, takeover bid, reverse takeover transaction, or any similar transaction.

Section 4.3	Restriction Period Applicable to Share Units

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2024 shall end no later than December 31, 2027. Subject to the Board’s determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

Section 4.4	Performance Criteria and Performance Period Applicable to PSU Awards.

(1)	For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire later than December 15 of the calendar year which is three years after the calendar year in which the Award is granted.

(2)	For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Section 4.5	Share Unit Vesting Determination Date.

Subject to Section 4.2(7), the vesting determination date means the date on which the Board (or such committee of the Board or senior officer(s) to which the Board has delegated authority to make such determination) determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the “Share Unit Vesting Determination Date”), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the last day of the Restriction Period.

Section 4.6	Settlement of Share Unit Awards.

(1)	Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a)	all of the vested Share Units covered by a particular grant may, subject to Section 4.6(4), be settled at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the Restriction Period (the “Share Unit Settlement Date”);

(b)	unless settlement in full or in part in cash is authorized by the Board, settlement shall take the form of Shares issued from treasury;

(c)	a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant;

(d)	settlement shall be subject to the Participant delivering to the Corporation payment for applicable withholding taxes or otherwise making arrangements as contemplated in Section 7.5.

(2)	Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date in the form of Shares, or if authorized by the Board, take the form set out in the Share Unit Settlement Notice through:

(a)	in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque, direct deposit or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

(c)	in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)	If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4)	Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period formally imposed by the Corporation and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the 10th Business Day following the date that such Black-Out Period is terminated. Where a Share Unit Settlement Date falls immediately after a Black-Out Period formally imposed by the Corporation, and for greater certainty, not later than 10 Business Days after such Black-Out Period, then the Share Unit Settlement Date will be automatically extended by such number of days equal to 10 Business Days less the number of Business Days that a Share Unit Settlement Date is after such Black-Out Period; provided that, in the event that the Participant or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation’s securities, such extension will not be permitted.

(5)	Notwithstanding any other provision of this Plan, if the Performance Criteria for any award of PSUs is structured such that it might result in an increase in the number of Shares underlying a Share Unit (a “Payout Multiplier”), and, if as a result of such Payout Multiplier, the Corporation does not have a sufficient number of Shares available to be issued under this Plan to settle such Share Units, the Participant shall be required to have such Share Units settled for their Cash Equivalent in accordance with this Section 4.6.

Section 4.7	Determination of Amounts.

(1)	Cash Equivalent of Share Units. For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant’s Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice or Section 4.6(5).

(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant’s Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

Section 4.8	Share Unit Award Agreements

Any Award of Share Units shall be evidenced by an Award Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The Award Agreement may contain any such terms that the Corporation considers necessary in order to ensure that the Share Unit will comply with any provisions of the Tax Act or any other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

ARTICLE 5—GENERAL CONDITIONS

Section 5.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)	Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

(3)	Conformity to Plan – In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)	Non-Transferability – Except as set forth herein, Awards are not transferable or assignable. Following the Participant’s death, Awards may be exercised only by the legal representative of the Participant’s estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award and provided further that such legal representative shall only be entitled to exercise such Awards for a period of 180 days following the Participant’s death. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative (provided however, for greater clarity, that such Shares may be registered in the name of the brokerage account of such person or estate, as applicable).

(5)	Hold Period – In addition to any hold period required under applicable securities laws, for so long as the Corporation is listed on the TSXV, the granting of an Award (i) to Insiders, or (ii) where the Exercise Price is at a discount to the Market Price (as such term is defined in TSXV Policy 1.1, as amended, supplemented or replaced from time to time), shall be subject to a four-month hold period in compliance with the applicable policies of the TSXV.

Section 5.2	Dividend Share Units.

(1)	When dividends (other than stock dividends) are paid on Shares, Participants shall receive additional RSUs and/or PSUs, as applicable (“Dividend Share Units”) as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant shall be determined by multiplying the aggregate number of RSUs and/or PSUs, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs and/or PSUs, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 5.2 shall be subject to the same vesting conditions applicable to the related RSUs and/or PSUs. For greater certainty, any Dividend Share Units shall be counted towards the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan in accordance with Section 2.5(1).

(2)	In the event that the Corporation does not have sufficient room under the Plan to satisfy its obligation to issue Dividend Share Units to Participants, the Corporation shall, in lieu of issuing such Participants the Dividend Share Units to which they would have otherwise been entitled, pay such Participants, for each Share Unit held, the amount of the dividend in cash, on the same basis had such Participant settled such Share Units for Shares immediately prior to the declaration of the dividend and become a shareholder of the Corporation.

Section 5.3	Termination of Employment.

(1)	Subject to a written Employment Agreement of a Participant and as otherwise determined by the Board, each Share Unit and Option shall be subject to the following conditions:

(a)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised vested or unvested Share Units and Options granted to such Participant shall terminate on the Termination Date. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b)	Retirement. In the case of a Participant’s retirement (in accordance with any retirement policy implemented by the Company from time to time), any unvested Share Units and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units and Options held by the Participant at or following the Termination Date may be exercised until the earlier of the expiry date of such Share Units and Options or one year following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any “in-the-money” amounts realized upon exercise of Share Units and/or Options following the Termination Date.

(c)	Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, subject to any later expiration dates determined by the Board, all Share Units and Options shall expire on the earlier of 90 days after the Termination Date, or the expiry date of such Share Unit or Option, to the extent such Share Unit or Option was vested and exercisable by the Participant on the Termination Date and all unexercised unvested Share Units and/or Options granted to such Participant shall terminate on the Termination Date.

(d)	Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, retirement, resignation, death or in connection with a Change of Control (as set out in Section 5.3(1)(f))) unvested Share Units and/or Options may be vested by the Corporation on the Termination Date subject to pro ration over the applicable vesting or performance period (based on the number of months that have been completed from the date of grant of such Share Units and/or Options to the Termination Date divided by the number of months of the full applicable vesting or performance period in respect of such Share Units and/or Options) and all Share Units and/or Options (vested or unvested) shall expire on the earlier of 90 days after the Termination Date, or the expiry date of such Share Units and Options. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units and/or Options, which shall remain fully vested and expire on the earlier of 90 days after the Termination Date, or the expiry date of such Share Units and Options.

(e)	Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units and Options will immediately vest and all Share Units and Options will expire 180 days after the death of such Participant.

(f)	Change of Control. If a participant is terminated without “cause” or resigns for good reason (as defined in a Participant’s Employment Agreement, if applicable) during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units and/or Options will immediately vest and may be exercised prior to the expiry date of such Options.

(2)	The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the Termination Date or if working notice of termination had been given.

(3)	Notwithstanding anything to the contrary in this Plan, and for so long as the Corporation is listed on the TSXV, all Awards to directors, officers, employees, Consultants or Management Company Employees shall expire no later than 12 months following the date that such Participant ceases to be an Eligible Participant under this Plan, as the case may be.

Section 5.4	Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

ARTICLE 6—ADJUSTMENTS AND AMENDMENTS

Section 6.1	Adjustment to Shares Subject to Outstanding Awards.

(1)	In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)	In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consolidation if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3)	If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of an Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)	If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

(5)	All adjustments contemplated pursuant to this Section 6.1, (other than adjustments in the event of any consolidation of Shares into a lesser number of Shares, or a stock split into a greater number of Shares), are subject to the approval of the Stock Exchange, as applicable.

Section 6.2	Amendment or Discontinuance of the Plan.

(1)	The Board may amend the Plan or any Award in its absolute discretion and without approval of the shareholders at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c)	be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of the Plan, provided for greater clarity that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i)	amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than (so long as the Corporation is listed on the TSXV) in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV shall be required at all times when the Corporation is listed on the TSXV);

(iii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;

(iv)	any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or claw backs and any amendment to a cash-settled award, financial assistance or claw back provisions which are adopted;

(v)	any amendment regarding the administration of this Plan;

(vi)	any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder approval of any such amendments);

(vii)	following the Corporation ceasing to be listed on the TSXV, such amendments as the Board deems necessary or advisable to remove Section 2.7 and other limitations and/or restrictions that are specific requirements under the policies and other requirements of the TSXV and make such other amendments that are incidental to the Corporation being no longer a TSXV listed company; and

(viii)	any other amendment that does not require the shareholder approval under Section 6.2(2).

(2)	Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any amendment to the category of persons eligible to participate under this Plan;

(b)	any increase to the maximum number or percentage, as the case may be, of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(c)	any amendment which reduces the exercise price of any Award, except in the case of an adjustment pursuant to Article 6;

(d)	any amendment that would permit the introduction or reintroduction of Non- Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits (if any) previously imposed on Non-Employee Director participation;

(e)	any amendment to remove or to exceed the limits set out in Section 2.5, Section 2.6 or Section 2.7 with respect to the amount of Options and/or Share Units that may be granted or issued to any one person or category of Eligible Participant under this Plan, except however that following the Corporation ceasing to be listed on the TSXV, the Board may remove or amend Section 2.7 without shareholder approval;

(f)	any amendment to the amendment provisions of the Plan.

(g)	any amendment which extends the term of any Option held by an Insider of the Corporation beyond the original expiry;

(h)	any amendment to the method for determining the Exercise Price of any Options;

(i)	any amendment to the maximum term of any Award;

(j)	any amendment which extends the expiry beyond the original expiry of any Awards;

(k)	any amendment to the method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant;

(l)	so long as the Corporation is listed on the TSXV, any amendment that results in a benefit to an Insider of the Corporation.

At all times when the Corporation is listed on the TSXV, the shareholder approval referred to in Section 6.2(2)(c) (if any such Award is held by an Insider of the Corporation at the time of the proposed amendment), Section 6.2(2)(e) (in the case of the limits applicable to any one Eligible Participant and Insiders of the Corporation), Section 6.2(2)(g) and Section 6.2(2)(l) above must be obtained on a “disinterested” basis in compliance with the applicable policies of the TSXV.

(3)	The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Board.

(4)	Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, the Corporation shall be required to obtain prior TSXV acceptance of any amendment to this Plan.

Section 6.3	Change of Control.

(1)	Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

(2)	In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

Section 6.4	Assumptions of Awards in Acquisitions

(1)	For so long as the Corporation is listed on the TSXV, subject to acceptance by the TSXV, in the event of a Qualifying Transaction, Reverse Takeover or Change of Business (as such terms are defined in TSXV Policy 1.1) or acquisition of a target company, the Corporation may cancel the security based compensation of such target company and replace it with Awards under this Plan or any other Share Compensation Arrangement of the Corporation, without shareholder approval, provided that:

(a)	the number of replacement Awards or other securities issuable pursuant to this Plan or other Share Compensation Arrangement (and the applicable exercise or subscription price) are adjusted in accordance with the share exchange ratio applicable to the transaction, regardless of whether the adjusted exercise price is below the then current Market Value; and

(b)	the terms of the replacement Awards are in compliance with this Plan and are subject to the limitations set forth in Section 2.5, Section 2.6 and Section 2.7.

ARTICLE 7—MISCELLANEOUS

Section 7.1	Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

Section 7.2	Compliance and Award Restrictions.

(1)	The Corporation’s obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which such Shares are then listed.

(2)	The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rules and requirements, including all tax withholding and remittance obligations.

(3)	No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4)	The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5)	If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

Section 7.3	United States Securities Law Matters.

No Awards shall be made in the United States and no Shares shall be issued upon exercise of, or pursuant to, any such Awards in the United States unless such securities are registered under the U.S. Securities Act or any applicable U.S. state securities laws, or an exemption from such registration is available. Any Awards issued in the United States, and any Shares issued upon exercise thereof or pursuant thereto that have not been registered with the SEC on Form S-8 or another available SEC form for the registration of securities, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing such securities shall bear a legend restricting transfer under applicable United States federal and state securities laws in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUABLE UPON EXERCISE/CONVERSION HEREOF OR PURSUANT HERETO] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT)”, OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF TRANSFERS UNDER EITHER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH EXEMPTION(S) ARE AVAILABLE. THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.”

The Board may require that a Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including without limitation, the registration requirements of the U.S. Securities Act and applicable state securities laws or exemptions or exclusions therefrom.

Section 7.4	Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 7.5	Tax Withholding.

(1)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied, at the election of the Corporation, by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.4 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities (and any remainder will be paid to the Participant), (b) having the Participant pay to the Corporation the cash amount necessary to cover such tax withholding obligation, or (c) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)	The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the “Broker”), under Section 7.5(1) or under any other provision of the Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3)	The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

Section 7.6	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 7.7	Claw Back

Awards granted under the Plan shall be subject to the Corporation’s claw back policy as it may exist from time to time, unless otherwise determined by the Board.

Section 7.8	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 7.9	Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 7.10	Effective Date of the Plan.

The Plan was approved by the Board and shall take effect as of April 16, 2024.

ADDENDUM FOR U.S. PARTICIPANTS

ISOENERGY LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1.	Definitions

“Change of Control” has the meaning attributed under Section 1.1 of the Plan; provided, however, with respect to a U.S. Participant, for any Award that is subject to Code Section 409A, a Change of Control shall not occur unless such transaction constitutes a change in the ownership of the Corporation, a change in the effective control of the Corporation, and/or a change in the ownership of a substantial portion of the Corporation’s assets under Code Section 409A.

“good reason” has the meaning attributed under Section 5.3(1)(f) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for “good reason” within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation’s (or applicable Subsidiary’s) receipt of such notice.

“retirement” means, with respect to a U.S. Participant, a Separation from Service, other than due to death or by action of the Corporation for cause (including if the Corporation determines after the date of the Separation from Service that it could have terminated the U.S. Participant for cause), after the U.S. Participant has attained either age 65 OR age 55 with at least 10 years of service with the Corporation.

“Separation from Service” means, with respect to a U.S. Participant, any event that constitutes a “separation from service” as defined under Code Section 409A.

“Specified Employee” means a “specified employee” as defined under Code Section 409A.

2.	Exercise Price of Options

Notwithstanding anything to the contrary in Section 3.3 of the Plan, for U.S. Participants, the Exercise Price of each Option to acquire Shares shall be not less than 100% of the Market Value of the Shares subject to such Option on the date of grant; provided, that such Market Value is determined consistent with Code Section 409A, including Treasury Regulations Section 1.409A- 1(b)(5)(iv). Notwithstanding the foregoing, an Option may be granted to a U.S. Participant with an Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying Section 6.4 of the Plan and the provisions of Code Section 409A.

3.	Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black-Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

4.	Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 3 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 4 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non- Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 4 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made, all in accordance with Code Section 409A. Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non- Employee Director in lieu of retainer fees shall be settled on earlier of (i) the U.S. Participant’s Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a “change in control” within the meaning of Section 409A.

5.	Settlement of Share Unit Awards.

(a)	Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein (including Section 4 of this Addendum as applicable to Non-Employee Directors), and unless otherwise provided in the applicable Award Agreement), all of the vested Share Units subject to any RSU or PSU shall be settled as soon as administratively practicable after the applicable Share Unit Vesting Determination Date and in no event later than March 15 of the calendar year following the calendar year in which (i) the relevant vesting date occurs for an RSU or (ii) the relevant Performance Period ends for a PSU.

(b)	Notwithstanding the foregoing but subject to the provisions of the applicable Award Agreement, for a U.S. Participant who is eligible for retirement at any time during the vesting period of an award of Share Units, payments shall be made following Separation from Service in accordance with Section 5.3(1)(b) of the Plan based on the original vesting schedule and subject to compliance with applicable restrictive covenants, but in no event will payment be made later than the later of (i) the end of the calendar year in which the applicable vest date occurs, or (ii) the 15th day of the third calendar month following the calendar month in which the vesting date occurs.

(c)	The Board may permit or require the deferral of any payment of vested Share Units for a U.S. Participant into a deferred compensation arrangement, subject to such rules and procedures as it may establish and in accordance with Code Section 409A, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Share Units.

(d)	For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

6.	Dividend Share Units

For purposes of clarity, any Dividend Share Units issued to any U.S. Participant shall be settled at the same time as the underlying RSUs or PSUs for which they were awarded.

7.	Treatment of Options Upon Death

For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or 180 days after the death of such Participant.

8.	Specified Employee

Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent required to avoid accelerated taxation and additional taxes and penalties under Code Section 409A amounts that would otherwise be payable pursuant to the Plan to a U.S. Participant who is a Specified Employee due to the Specified Employee’s Separation from Service shall instead be paid on the first payroll date after the six-month period following the Separation from Service (or the Specified Employee’s death, if earlier).

9.	Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof, and the Board shall ensure that any such adjustment will not constitute a modification of such Option within the meaning of Code Section 409A.

10.	General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Code Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

APPENDIX “A”

FORM OF OPTION AGREEMENT

[Please note that the following restrictive legend should be included on Options issued in the United States when the underlying securities are not registered under the United States Securities Act of 1933, as amended:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF TRANSFERS UNDER EITHER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH EXEMPTION(S) ARE AVAILABLE. THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.]

ISOENERGY LTD.
OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is granted by IsoEnergy Ltd. (the “Corporation”), in favour of the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1.	Optionee. The Optionee is [●] and the address of the Optionee is currently [●].

2.	Number of Shares. The Optionee may purchase up to [●] Shares of the Corporation (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in Section 6 of this Option Agreement.

3.	Exercise Price. The exercise price is Cdn $ [●] per Option Share (the “Exercise Price”).

4.	Date Option Granted. The Option was granted on [●].

5.	U.S. Securities Law. The Optionee understands and agrees that unless the Options have been registered with the United States Securities and Exchange Commission the Optionee must (i) complete, execute and deliver to the Corporation Schedule “C”; (ii) comply with all applicable blue-sky laws in the Optionee’s State of residence; or (iii) provide a legal opinion or other evidence reasonably satisfactory to the Corporation that the issuance of the Options do not require registration under the U.S. Securities Act or applicable state securities laws.

6.	Expiry Date. The Option terminates on [●]. (the “Expiry Date”).

7.	Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows: [●]

8.	Exercise of Options. In order to exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule “A”, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

9.	Transfer of Option. The Option is not transferable or assignable except in accordance with the Plan.

10.	Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

11.	Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

12.	Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

13.	Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

14.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

15.	Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

16.	Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement. Without limitation to the foregoing, the Optionee specifically acknowledges that it has reviewed and understands, and agrees to, the termination provisions set forth in Section 5.3 of the Plan.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the _____ day of _________________________, 20___.

ISOENERGY LTD.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE “A”

ELECTION TO EXERCISE STOCK OPTIONS

TO: ISOENERGY LTD. (the “Corporation”)

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated ______________, 20____ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), for the number of Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price (per Share):	Cdn.$

Aggregate Purchase Price:	Cdn.$

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	Cdn.$

☐ Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered in the name of  ____________________.

[Please note that the following should be included for an Option exercise in the United States when the Options and underlying securities are not registered under the United States Securities Act of 1933, as amended:

In connection with this exercise, the undersigned Optionee must mark one of Box A, Box B, Box C or Box D:

Box A	☐	The undersigned hereby certifies that (i) it did not acquire the Options in the United States (as that term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or at a time when the undersigned was a “U.S. Person” (as that term is defined in the U.S. Securities Act) or acting for the account or benefit of a U.S. Person or a person in the United States, (ii) it is not in the United States or a U.S. Person, (iii) the Option is not being exercised for the account or benefit of a U.S. Person or a person in the United States, and (iv) this Election to Exercise Stock Options was not executed or delivered in the United States.

Box B	☐	The undersigned represents, warrants and certifies that it (a) acquired the Options directly from the Corporation pursuant to the terms of the Plan; (b) is exercising the Options solely for its own account; and (c) is an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act, on the date of exercise of the Options pursuant to this Election To Exercise Stock Options.

Box C	☐	An exemption from registration under the U.S. Securities Act and all applicable state securities law is available for the issuance of common shares underlying the Options, and attached hereto is an opinion of counsel or other evidence to such effect, it being understood that any opinion of counsel or other evidence tendered in connection with the exercise of the Options must be in form and substance satisfactory to the Corporation.

Box D	☐	The exercise is pursuant to the “cashless exercise” provision and procedure set forth in the Plan.

Note: Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B, Box C or Box D is marked. If Box B or Box C is marked and, subject to the requirements under securities laws in the United States if Box D is marked, the certificates representing the Shares will include the legend set forth in Section 7.3 of the Plan.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this _______ day of ________________________, _______.

Signature of Participant

Name of Participant (Please Print)

SCHEDULE “B”
SURRENDER NOTICE

TO: ISOENERGY LTD. (the “Corporation”)

The undersigned Optionee hereby elects to surrender                            Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated                      , 20             under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares in the name of

.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to surrender my Options is irrevocable.

The Optionee represents, warrants and certifies as follows (only one of the following must be checked):

A.  ☐    Outside the United States. The undersigned holder (a) at the time of exercise of the Options is not in the United States of America, its territories or possessions, any state of the United States or the District of Columbia (collectively, the “United States”), (b) is not exercising such Options on behalf of a person in the United States, and (c) did not execute or deliver this Stock Option Exercise Form in the United States; or

B.  ☐    Inside the United States. The undersigned (a) at the time of exercise of these Options is in the “United States,” (b) is exercising such Options on behalf of a person in the United States, or (c) did execute or deliver this Stock Option Exercise Form in the United States.

The Optionee understands that unless Box A above is checked and the Shares are registered under applicable United States federal and state securities laws, any certificate representing the Shares may bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

DATED this	day of	,	.

Signature of Participant

Name of Participant (Please Print)

SCHEDULE “C”

U.S. Accredited Investor Certificate

TO:         ISOENERGY LTD. (the “Corporation”)

In connection with the Issuance of the Options pursuant to an Award Agreement dated                          , 20           under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned, as an integral part of inducing the Corporation to issue the Options, hereby represents and warrants to the Corporation that the undersigned satisfies one or more of the following categories of an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Category 1.	A director or executive officer of the Corporation (for purposes of this Schedule “C”, “executive officer” means the president; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; or any other person or persons who perform(s) similar policymaking functions for the Corporation); or

Category 2.	A natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, at the time of purchase exceeds U.S.$1,000,000; provided, however, that (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability; or

(Note: For the purposes of calculating “joint net worth”, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent, and assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard does not require that the securities be purchased jointly.)

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Category 3.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Category 4.	A natural person that holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65); or

Category 5.	An investment adviser registered pursuant to section 203 of the United States Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the U.S. Securities and Exchange Commission (“SEC”) under section 203(l) or (m) of the United States Investment Advisers Act of 1940, as amended; or

Category 6.	A “family office,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of U.S.$5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

Category 7.	A “family client,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in Category 12 above and whose prospective investment in the issuer is directed by such family office pursuant to (iii) of Category 12 above.

Date	Optionee’s Signature

Optionee’s Name (Please Print)

APPENDIX “B”

FORM OF RSU AGREEMENT

[Please note that the following restrictive legend should be included on RSUs and and underlying Shares issued in the United States when the underlying securities are not registered under the United States Securities Act of 1933, as amended:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF TRANSFERS UNDER EITHER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH EXEMPTION(S) ARE AVAILABLE. THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.]

ISOENERGY LTD. RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (“RSU Agreement”) is granted by IsoEnergy Ltd. (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the restricted share units (“RSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of RSUs. The Recipient is hereby granted [●] RSUs.

3.	U.S. Securities Law. The Recipient understands and agrees that unless the RSUs have been registered with the United States Securities and Exchange Commission the Recipient must (i) complete, execute and deliver to the Corporation Schedule “A”; (ii) comply with all applicable blue-sky laws in the Recipient’s State of residence; or (iii) provide a legal opinion or other evidence reasonably satisfactory to the Corporation that the issuance of the RSUs do not require registration under the U.S. Securities Act or applicable state securities laws.

B-1

4.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

5.	Vesting. The RSUs will vest as follows: [●].

6.	Transfer of RSUs. The RSUs granted hereunder are non-transferable or assignable except in accordance with the Plan.

7.	Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

8.	Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

9.	Entire Agreement. This RSU Agreement and the Plan embody the entire agreement

10.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

11.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

12.	Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

13.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Recipient acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement. Without limitation to the foregoing, the Recipient specifically acknowledges that it has reviewed and understands, and agrees to, the termination provisions set forth in Section 5.3 of the Plan.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the              day of                                , 20             .

ISOENERGY LTD.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

B-2

SCHEDULE “A”

U.S. Accredited Investor Certificate

TO: ISOENERGY LTD. (the “Corporation”)

In connection with the Issuance of the RSUs pursuant to an Award Agreement dated                            , 20           under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned, as an integral part of inducing the Corporation to issue the RSUs, the undersigned hereby represents and warrants to the Corporation that the undersigned satisfies one or more of the following categories of an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Category 1.	A director or executive officer of the Corporation (for purposes of this Schedule “A”, “executive officer” means the president; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; or any other person or persons who perform(s) similar policymaking functions for the Corporation); or

Category 2.	A natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, at the time of purchase exceeds U.S.$1,000,000; provided, however, that (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability; or

(Note: For the purposes of calculating “joint net worth”, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent, and assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard does not require that the securities be purchased jointly.)

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Category 3.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Category 4.	A natural person that holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65); or

B-3

Category 5.	An investment adviser registered pursuant to section 203 of the United States Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the U.S. Securities and Exchange Commission (“SEC”) under section 203(l) or (m) of the United States Investment Advisers Act of 1940, as amended; or

Category 6.	A “family office,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of U.S.$5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

Category 7.	A “family client,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in Category 12 above and whose prospective investment in the issuer is directed by such family office pursuant to (iii) of Category 12 above.

Date	Optionee’s Signature

Optionee’s Name (Please Print)

B-4

APPENDIX “C”

FORM OF PSU AGREEMENT

[Please note that the following restrictive legend should be included on PSUs and and underlying Shares issued in the United States when the underlying securities are not registered under the United States Securities Act of 1933, as amended:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF TRANSFERS UNDER EITHER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AND ITS TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH EXEMPTION(S) ARE AVAILABLE. THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.]

ISOENERGY LTD.

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement (“PSU Agreement”) is granted by IsoEnergy Ltd. (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the performance share units (“PSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of PSUs. The Recipient is hereby granted [●] PSUs.

3.	U.S. Securities Law. The Recipient understands and agrees that unless the PSUs have been registered with the United States Securities and Exchange Commission the Recipient must (i) complete, execute and deliver to the Corporation Schedule “A”; (ii) comply with all applicable blue-sky laws in the Recipient’s State of residence; or (iii) provide a legal opinion or other evidence reasonably satisfactory to the Corporation that the issuance of the PSUs do not require registration under the U.S. Securities Act or applicable state securities laws.

4.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

5.	Performance Criteria. [●].

6.	Performance Period. [●].

7.	Vesting. The PSUs will vest as follows: [●].

8.	Transfer of PSUs. The PSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

9.	Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

10.	Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.	Entire Agreement. This PSU Agreement and the Plan embody the entire agreement

12.	Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

13.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14.	Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.	Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this PSU Agreement, the Recipient acknowledges that he or she has been provided with, has read and understands the Plan and this PSU Agreement. Without limitation to the foregoing, the Recipient specifically acknowledges that it has reviewed and understands, and agrees to, the termination provisions set forth in Section 5.3 of the Plan.

IN WITNESS WHEREOF the parties hereof have executed this PSU Agreement as of the              day of                              , 20           .

ISOENERGY LTD.

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE “A”

U.S. Accredited Investor Certificate

TO: ISOENERGY LTD. (the “Corporation”)

In connection with the Issuance of the PSUs pursuant to an Award Agreement dated                               , 20           under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned, as an integral part of inducing the Corporation to issue the PSUs, the undersigned hereby represents and warrants to the Corporation that the undersigned satisfies one or more of the following categories of an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Category 1.	A director or executive officer of the Corporation (for purposes of this Schedule “A”, “executive officer” means the president; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; or any other person or persons who perform(s) similar policymaking functions for the Corporation); or

Category 2.	A natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, at the time of purchase exceeds U.S.$1,000,000; provided, however, that (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability; or

(Note: For the purposes of calculating “joint net worth”, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent, and assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard does not require that the securities be purchased jointly.)

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Category 3.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

(Note: The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Category 4.	A natural person that holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65); or

Category 5.	An investment adviser registered pursuant to section 203 of the United States Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the U.S. Securities and Exchange Commission (“SEC”) under section 203(l) or (m) of the United States Investment Advisers Act of 1940, as amended; or

Category 6.	A “family office,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of U.S.$5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

Category 7.	A “family client,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, as amended (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in Category 12 above and whose prospective investment in the issuer is directed by such family office pursuant to (iii) of Category 12 above.

Date	Optionee’s Signature

Optionee’s Name (Please Print)

APPENDIX “D”

FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION FORM

ISOENERGY LTD.

I                                                  [name] wish to defer 100% of my annual retainer (including any annual retainers or fees for service on committees of the Board) for the calendar year [●] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I, do hereby elect to have a Share Unit Settlement Date of [●] anniversary of the grant date of such RSUs, or if earlier upon my Separation from Service in respect of all of such RSUs (including any accumulated Dividend Share Units), and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 4 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 4 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Non-Employee Director Name	Date

Witness	Date

D-1

Schedule D Ontario47' Ministry of Public and Business Service Delivery Articles of Continuance Business Corporations Act For questions or more information to complete this form, please refer to the instruction page. Fields marked with an asterisk (*) are mandatory. 1. Corporation Information Corporation Name * ISOENERGY LTD. Has the corporation been assigned an Ontario Corporation Number (OCN)? * D Yes [Z] No Please confirm the statement below * [Z] I confirm that the corporation has never been assigned an Ontario Corporation Number 2. Contact Information Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence related to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so. First Name * Rebecca Middle Name Telephone Country Code Telephone Number * 1 416-860-6760 Email Address * rlee@cassels.com 3. Jurisdiction Last Name * Lee Extension Please provide the name of the jurisdiction where the corporation is currently incorporated or continued and the original date of incorporation or amalgamation of the corporation. Current Corporation Name * ISOENERGY LTD. Governing Jurisdiction * Canada Province * British Columbia Original Date of Incorporation/Amalgamation * October 12, 2016 The following supporting documents are required. Please attach these documents with your application: [Z] Incorporating documents and all amendments, and a copy of continuation documents and amendments if applicable, certified by an officer of the appropriate jurisdiction * [Z] Letter of Satisfaction/Authorization to Continue issued by the proper officer of the jurisdiction the corporation is leaving * 4. Corporation Name Every corporation must have a name. You can either propose a name for the corporation or request a number name. If you propose a name for the corporation, you need a Nuans report for the proposed name. Will this corporation have a number name ? * D Yes [Z] No 5264E (2023/07) © King's Printer for Ontario, 2023 Disponible en fram;:ais Page 1 of 6

The corporation will have: *

☑ an English name (example: "Green Institute Inc.")

☐ a French name (example: "Institut Green Inc.")

☐ a combination of English and French name (example: "Institut Green Institute Inc.")

☐ an English and French name that are equivalent but used separately (example: "Green Institute Inc./Institut Green Inc.")

Nuans Report

New Corporation Name (Proposed) *
ISOENERGY LTD.

Nuans Report Reference Number *	Nuans Report Date *
122181509	March 25, 2024

5. General Details

Requested Date for Continuance *	Primary Activity Code *
_______ , 2024	212291
Official Email Address * corporateservicestor@cassels.com	

6. Address

Registered Office Address *

☑ Standard Address ☐ Lot/Concession Address

Street Number *	Street Name *		Unit Number
217	Queen Street West, Floor 4		
City/Town * Toronto		Province Ontario	Postal Code * M5V 0R2
Country Canada			

7. Director(s)

Please specify the number of directors for your Corporation *

☐ Fixed Number ☑ Minimum/Maximum

Minimum Number of Directors *	Maximum Number of Directors *
1	10

Director 1

First Name *	Middle Name	Last Name *
Philip		Williams
Email Address		

5264E (2023/07) Page 2 of 6

______ The corporation will have: * [Z] an English name (example: "Green Institute Inc.") D a French name (example: "lnstitut Green Inc.") D a combination of English and French name (example: "lnstitut Green Institute Inc.") Dan English and French name that are equivalent but used separately (example: "Green Institute lnc./lnstitut Green Inc.") Nuans Report New Corporation Name (Proposed) * ISOENERGY LTD. Nuans Report Reference Number * 122181509 D Select this if you have a Legal Opinion for an identical name 5. General Details Requested Date for Continuance * I 2024 Official Email Address * corporateservicestor@cassels.com Nuans Report Date * March 25, 2024 Primary Activity Code * 212291 An official email address is required for administrative purposes and must be kept current. All official documents or notices and correspondence to the corporation will be sent to this email address. 6. Address Every corporation is required to have a registered office address in Ontario. This address must be set out in full. A post office box alone is not an acceptable address. Registered Office Address * [Z] Standard Address D Lot/Concession Address Street Number * Street Name * 217 Queen Street West, Floor 4 City/Town * Province Toronto Ontario Country Canada 7. Director(s) Please specify the number of directors for your Corporation * D Fixed Number [Z] Minimum/Maximum Minimum Number of Directors * 1 Director 1 First Name * Philip Email Address 5264E (2023/07) Middle Name Maximum Number of Directors * 10 Last Name * Williams Unit Number Postal Code * M5V0R2 Page 2 of 6

Is this director a Resident Canadian? * ☑ Yes ☐ No

Address for Service * ☑ Canada ☐ U.S.A. ☐ International

Street Number *	Street Name *	Unit Number
217	Queen Street West, Floor 4	

City/Town *	Province *	Postal Code *
Toronto	Ontario	M5V 0R2

Country
Canada

Director 2

First Name *	Middle Name	Last Name *
Richard		Patricio

Email Address

Is this director a Resident Canadian? * ☑ Yes ☐ No

Address for Service * ☑ Canada ☐ U.S.A. ☐ International

Street Number *	Street Name *	Unit Number
217	Queen Street West, Floor 4	

City/Town *	Province *	Postal Code *
Toronto	Ontario	M5V 0R2

Country
Canada

Director 3

First Name *	Middle Name	Last Name *
Peter		Netupsky

Email Address

Is this director a Resident Canadian? * ☑ Yes ☐ No

Address for Service * ☑ Canada ☐ U.S.A. ☐ International

Street Number *	Street Name *	Unit Number
217	Queen Street West, Floor 4	

City/Town *	Province *	Postal Code *
Toronto	Ontario	M5V 0R2

Country
Canada

Director 4

First Name *	Middle Name	Last Name *
Leigh	Robert	Curyer

Email Address

Is this director a Resident Canadian? * ☑ Yes ☐ No

Address for Service * ☑ Canada ☐ U.S.A. ☐ International

Street Number *	Street Name *	Unit Number
217	Queen Street West, Floor 4	

City/Town *	Province *	Postal Code *
Toronto	Ontario	M5V 0R2

5264E (2023/07) Page 3 of 6

Is this director a Resident Canadian? * [Z] Yes D No Address for Service * [Z] Canada D U.S.A. D International Street Number * Street Name * 217 Queen Street West, Floor 4 City/Town * Province * Toronto Ontario Country Canada Director 2 First Name * Richard Email Address Middle Name Is this director a Resident Canadian? * [Z] Yes D No Last Name * Patricio Address for Service * 0 Canada D U.S.A. D International Street Number * Street Name * 217 Queen Street West, Floor 4 City/Town * Province * Toronto Ontario Country Canada Director 3 First Name * Peter Email Address Middle Name Is this director a Resident Canadian? * [Z] Yes D No Last Name * Netupsky Address for Service * [Z] Canada D U.S.A. D International Street Number * 217 City/Town * Toronto Country Canada Director4 First Name * Leigh Email Address I Street Name * Queen Street West, Floor 4 Middle Name Robert Is this director a Resident Canadian? * 0 Yes D No Province * Ontario Last Name * Curyer Address for Service * [Z] Canada D U.S.A. D International Street Number * Street Name * 217 Queen Street West, Floor 4 City/Town * Province * Toronto Ontario 5264E (2023/07) Unit Number Postal Code * M5V0R2 Unit Number Postal Code * M5V0R2 Unit Number Postal Code * M5V0R2 Unit Number Postal Code * M5V0R2 Page 3 of 6

Country Canada Director 5 First Name * Mark Email Address Middle Name Is this director a Resident Canadian? * [Z] Yes D No Last Name * Raguz Address for Service * [Z] Canada D U.S.A. D International Street Number * Street Name * 217 Queen Street West, Floor 4 City/Town * Province * Toronto Ontario Country Canada Director6 First Name * Christopher Email Address Middle Name Is this director a Resident Canadian? * D Yes [Z] No Last Name * McFadden Address for Service * [Z] Canada D U.S.A. D International Street Number * Street Name * 217 Queen Street West, Floor 4 City/Town * Province * Toronto Ontario Country Canada Unit Number Postal Code * M5V0R2 Unit Number Postal Code * M5V0R2 8. Shares and Provisions (Maximum is 900,000 characters per text box. To activate the toolbar press "Ctrl + E") Every corporation must be authorized to issue at least one class of shares. You must describe the classes of shares of the corporation and the maximum number of shares the corporation is authorized to issue for each class. If the corporation has more than one class of shares, you must specify the rights, privileges and conditions for each class. Description of Classes of Shares The classes and any maximum number of shares that the corporation is authorized to issue: Enter the Text * The Corporation is authorized to issue an unlimited number of common shares. Rights, Privileges, Restrictions and Conditions Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": Enter the Text * 1. Voting: The holders of the common shares shall be entitled to one vote in respect of each common share held at any meeting of the shareholder of the Corporation except at which only holders of a specified class or series of 5264E (2023/07) Page 4 of 6 shares are entitled to vote. 2. Dividends: The holders of the common shares shall be entitled to receive dividends as and when declared by the directors in their discretion from time to time out of moneys of the Corporation properly applicable to the payment of dividends. 3. Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders, the holders of the common shares shall be entitled to share pro rata in the distribution of the balance of the assets of the Corporation. Restrictions on Share Transfers The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": Enter the Text * None. Restrictions on Business or Powers Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": Enter the Text * None. Other Provisions, if any Enter other provisions, or if no other provisions enter "None": Enter the Text * Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient: (a) borrow money upon the credit of the Corporation; (b) issue, re-issue, sell or pledge debt obligations of the Corporation; (c) subject to the provisions of the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation. The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation. 5264E (2023/07) Page 5 of 6

______ 9. Required Statements Required Statements [Z] The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated under this Act. * [Z] The corporation has complied with subsection 180(3) of the Business Corporations Act. * Authorization Date [Z] The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction currently governing the corporation, on the following date: * Authorization Date * I 2024 10. Authorization [Z] * I, Rebecca Lee confirm that this form has been signed by the required person. Caution - The Act sets out penalties, including fines, for submitting false or misleading information. Required Signature Name Philip Williams 5264E (2023/07) Position Director Signature Page 6 of 6

Schedule E

General By-law No. 1

BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

ISOENERGY LTD.

CONTENTS

1.	Interpretation
2.	Business of the Corporation
3.	Directors
4.	Committees
5.	Officers
6.	Protection of Directors, Officers and Others
7.	Shares
8.	Dividends and Rights
9.	Meetings of Shareholders
10.	Notices
11.	Electronic Documents
12.	Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of IsoEnergy Ltd. (the “Corporation”) as follows:

SECTION ONE

INTERPRETATION

1.01	Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(1)	“Act” means the Business Corporations Act, (Ontario) and the regulations under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)	“appoint” includes “elect” and vice versa;

(3)	“articles” means the articles of the Corporation as from time to time amended or restated;

(4)	“board” means the board of directors of the Corporation;

(5)	“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(6)	“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(7)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(8)	“recorded address” means in the case of a shareholder his or her address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

(9)	“Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, c.8. as amended from time to time;

(10)	“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.03 or by a resolution passed pursuant thereto;

(11)	all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act; and

(12)	the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word “person” shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

1.02	Conflict with Laws

In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01	Corporate Seal

The Corporation may, but need not adopt a corporate seal and if one is adopted it shall be in such form as the directors may by resolution adopt from time to time.

2.02	Financial Year

The financial year of the Corporation shall be as determined by the board from time to time.

2.03	Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any director or officer and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation, if any, may when required be affixed to contracts, documents and instruments in writing signed as set out above or by any officer or officers, person or persons, appointed as set out above by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chair of the Board or the Vice-Chair of the Board (if any), the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.04	Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.05	Custody of Securities

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.06	Voting Shares and Securities in other Companies

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

SECTION THREE

DIRECTORS

3.01	Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.

3.02	Qualification

No person shall be qualified for election as a director if disqualified in accordance with the Act (which would currently include: a person who is less than 18 years of age; a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; a person who is not an individual; or a person who has the status of a bankrupt). A director need not be a shareholder. If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03	Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.04	Nomination of Directors

Subject only to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 3.04 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this Section 3.04:

a)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with this Section 3.04.

b)	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the ”Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

c)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

d)	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 3.04; provided, however, that nothing in this Section 3.04 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

e)	For purposes of this Section 3.04, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable Securities Act of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

f)	Notwithstanding any other provision of the by-laws of the Corporation, notice given to the secretary of the Corporation pursuant to this Section 3.04 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

g)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 3.04.

3.05	Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.06	Vacation of Office

A director ceases to hold office when he or she dies or, subject to the Act, resigns; he or she is removed from office by the shareholders in accordance with the Act; he or she becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.07	Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.08	Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to paragraph 3.09, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.09	Electronic Participation

Subject to the Act, if all of the directors consent, a director may participate in a meeting of the board or a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting. A consent is effective whether given before or after the meeting and may be given with respect to all meetings of the board and committees of the board.

3.10	Place of Meetings

Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

3.11	Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chair of the Board or Vice Chair of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director may determine and the Secretary or Assistant Secretary, when directed by the board, the Chair of the Board or Vice Chair of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director shall convene a meeting of the board.

3.12	Notice of Meeting

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 10.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

3.13	First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.14	Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15	Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of a schedule of regular meetings of the board setting forth the proposed dates, times and places of such regular meetings shall be sent to each director at the commencement of each calendar year, however, each director shall also be provided with a follow-up notice of meeting and agenda prior to each regularly scheduled meeting.

3.16	Chair

The chair of any meeting of the board shall be the first mentioned of such of the following individuals as have been appointed and who is a director and is present at the meeting: the Chair of the Board, the Vice Chair of the Board, the Chief Executive Officer, the President, an Executive Vice-President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chair.

3.17	Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

3.18	Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not attend any part of a meeting of the board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of this section, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all of the directors are required to disclose their interests pursuant to this section, the contract or transaction may be approved only by the shareholders.

3.19	Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FOUR

COMMITTEES

4.01	Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.

4.02	Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.03	Audit Committee

The board may, and shall if the Corporation becomes an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have, among other things, the powers and duties provided in the Act.

4.04	Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05	Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

SECTION FIVE

OFFICERS

5.01	Appointment

The board may from time to time appoint a Chair of the Board, a Chief Executive Officer, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Secretary and Treasurer, he or she may but need not be known as the Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02	Executive Chair

The Executive Chair, if appointed, shall be a director and shall, when present, preside at all meetings of the board. Each committee of the board shall appoint a Chair which shall be a member of the relevant committee of the board and shall, when present, preside at all meetings of committees of the board. The Chair of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chair of the Board, his or her duties shall be performed and his or her powers exercised by the President.

5.03	President

The President shall, unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall, unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be vested with and may exercise all the powers and shall perform all the duties of the Chair of the Board if none be appointed or if the Chair of the Board is absent or unable or refuses to act.

5.04	Executive Vice-President or Vice-President

Each Executive Vice-President or Vice-President shall have such powers and duties as the board or the President may specify. The Executive Vice-President or Vice- President or, if more than one, the Executive Vice-President or Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that an Executive Vice-President or a Vice-President who is not a director shall not preside as chair at any meeting of the board.

5.05	Secretary or Assistant Secretary

The Secretary or Assistant Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board may specify.

5.06	Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as Treasurer or Assistant Treasurer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.

5.07	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08	Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09	Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer’s rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death.

5.10	Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11	Conflict of Interest

An officer shall disclose his or her interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.18.

5.12	Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

SECTION SIX

PROTECTION OF
DIRECTORS, OFFICERS AND OTHERS

6.01	Submission of Contracts or

Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.02	For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his or her office from, or vacate his or her office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he or she is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph 3.18, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.03	Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his or her being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04	Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if

(a)	the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request;

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(c)	a court or other competent authority has not judged that the individual has committed any fault or omitted to do anything that the individual ought to have done.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. The Corporation may advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

6.05	Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN

SHARES

7.01	Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act. Shares may be issued as uncertificated securities or be represented by share certificates in accordance with the provisions of the Act and the Securities Transfer Act.

7.02	Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03	Registration of Transfers

All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act. Subject to the provisions of the Act and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Act) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

7.04	Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers. Such a person may be designated as transfer agent and registrar according to his or her functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

7.05	Lien for Indebtedness

The Corporation shall have a lien on any share registered in the name of a shareholder or his or her legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange in or outside Canada, the Corporation shall not have such lien. The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

7.06	Non-recognition of Trusts

Subject to the provisions of the Act and the Securities Transfer Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

7.07	Share Certificates and Written Evidence of Ownership

Every holder of one or more shares of the Corporation that are certificated securities under the Act shall be entitled, at his or her option, to a share certificate, or to a non- transferable written acknowledgement of his or her right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate. Holders of uncertificated securities of the Corporation shall be entitled to receive a written notice or other documentation as provided by the Act.

7.08	Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.10	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION EIGHT

DIVIDENDS AND RIGHTS

8.01	Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02	Dividend Cheques

A dividend payable in cash shall be paid either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as set out in this section, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.03	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as set out in section 8.02, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04	Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.05	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE

MEETINGS OF SHAREHOLDERS

9.01	Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chair of the Board or the Vice Chair of the Board (if any) or the President may from time to time determine, in any event no later than the earlier of (i) six months after the end of each of the Corporation’s financial years, and (ii) fifteen months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02	Special Meetings

The board, the Chair of the Board or the Vice Chair of the Board (if any) or the President shall have the power to call a special meeting of shareholders at any time.

9.03	Place of Meetings

Subject to the Corporation’s articles, a meeting of shareholders of the Corporation shall be held at such place in or outside of Ontario as the board may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located. If the Corporation makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

9.04	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 10.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.06, the list of shareholders entitled to receive notice of the meeting shall be prepared not later than ten days after such record date. If no record date is fixed, the list of shareholders entitled to receive notice of the meeting shall be prepared as of the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting of shareholders for which the list was prepared.

9.06	Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days (or pursuant to the time limitations as may be prescribed by the Act from time to time), as a record date for the determination of the shareholders entitled to receive notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.07	Meetings Held by Electronic Means

If the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

9.08	Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)	if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.09	Chair, Secretary and Scrutineers

The Chair of the Board or any other director or officer of the Corporation, as determined by the board, may act as chair of any meeting of shareholders. If no such director or officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the Secretary or Assistant Secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

9.10	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

9.11	Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 5% of the issued shares of the Corporation enjoying voting rights at such meeting.

9.12	Right to Vote

The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

9.13	Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his or her attorney authorized in writing (or by electronic signature) and shall conform with the requirements of the Act.

9.14	Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

9.15	Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.16	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

9.17	Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Corporation for that purpose, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Corporation has made available for such purpose, and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

9.18	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.19	Adjournment

The chair at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.20	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION TEN

NOTICES

10.01	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person’s recorded address by prepaid or ordinary or air mail; sent to the person’s recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Part Eleven of this by-law.

A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Part Eleven shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable. The Secretary or Assistant Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

10.02	Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.

10.03	Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper continuing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the Chair of the Board or the Vice Chair of the Board (if any), the President, an Executive Vice-President, a Vice-President, the Secretary, the Assistant Secretary, the Treasurer or the Assistant Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

10.04	Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

10.05	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

10.06	Undelivered Notices

If any notice given to a shareholder pursuant to paragraph 10.01 is returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he or she informs the Corporation in writing of his or her new address.

10.07	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

10.08	Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his or her death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his or her stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his or her heirs, executors or administrators and on all persons, if any, interested with him in such shares.

10.09	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

10.10	Waiver of Notice

Any shareholder (or his or her duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION ELEVEN

ELECTRONIC DOCUMENTS

11.01	Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means, including without limitation, electronic mail.

SECTION TWELVE

EFFECTIVE DATE

12.01	Effective Date

This by-law shall come into force upon being passed by the board.

The preceding document may be delivered by facsimile or other electronic transmission, and when so executed and delivered shall be deemed to be an original and shall have the same effect as the signing or execution of the original.

DATED as of the day of , 2024.

Philip Williams

Schedule F

Comparison of Shareholder Rights

The OBCA provides shareholders with substantially the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Continuance which may be of importance to them.

Capitalized terms used in this Schedule “F” – “Comparison of Shareholder Rights” shall have the meanings ascribed to them in the Circular.

Charter Documents

Under the BCBCA, the charter documents consist of a “notice of articles”, which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles” which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies, while articles are filed only with the corporation’s registered and records office.

Under the OBCA, a corporation’s charter documents consist of “articles of incorporation”, which set forth the name of the corporation and the amount and type of authorized capital, and the “by-laws”, which govern the management of the corporation. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Amendments to the Charter Documents of a Corporation

Under the BCBCA, a corporation may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the corporation’s articles, or (iii) if neither the BCBCA nor the corporation’s articles specify a resolution, then by special resolution. A special resolution must be passed by (i) the majority of votes that the articles specify is required for the corporation to pass a special resolution, provided that such majority is at least 66 2/3% and not more than 75% of the votes cast on such resolution, or (ii) if the articles do not contain such a provision, 66 2/3% of the votes cast on the resolution. Certain other fundamental changes, including continuances out of the jurisdiction and certain amalgamations also require approval by at least a special majority of shareholders. In addition, a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or a corporation’s notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholder.

Under the OBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than 66 2/3% of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

F-1

Sale of Business or Assets

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least 66 2/3% and not more than 75% of the votes cast on the resolutions, or, if the articles do not contain such a provision, special resolutions passed by at least 66 2/3% of the votes cast on the resolutions.

The OBCA requires approval of the holders of 66 2/3% of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation that is other than in the ordinary course of business of the corporation. Holders of shares of a class or series, whether or not they are otherwise entitled to vote, can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Rights of Dissent and Appraisal

Under the BCBCA, shareholders, including beneficial holders, who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a shareholder, whether or not their shares carry the right to vote, where a corporation proposes to:

(a)	amend its articles to alter restrictions on the powers of the corporation or on the business that the corporation is permitted to carry on;

(b)	adopt an amalgamation agreement;

(c)	continue out of the jurisdiction;

(d)	sell, lease or otherwise dispose of all or substantially all of the corporation’s undertaking;

(e)	adopt a resolution to approve an amalgamation into a foreign jurisdiction; or

(f)	adopt a resolution to approve an arrangement, the terms of which arrangement permit dissent.

In certain circumstances, the BCBCA also permits shareholders to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

Under the OBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Subject to specified exceptions, dissent rights may be exercised by a holder of shares of any class or series of shares entitled to vote where a corporation resolves to:

(a)	amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation;

(d)	be continued under the laws of another jurisdiction; or

(e)	sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the BCBCA, a shareholder (including a beneficial shareholder and any other person a court considers to be appropriate) of a corporation has the right to apply to a court on the ground that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application and if the court is satisfied that the application was brought in a timely manner, the court may make such order as it sees fit with a view to remedying or bringing an end to the matters complained of, including, among other things, an order to prohibit any act proposed by the corporation.

F-2

The oppression remedy under the OBCA is similar to the remedy found in the BCBCA, with a few differences. Under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation, whereas under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors.

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

(a)	any act or omission of a corporation or its affiliates effects or threatens to effect a result;

(b)	the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or

(c)	the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

Under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so; under the OBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realization value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Shareholder Derivative Actions

Under the BCBCA, a complainant, being a shareholder (including a beneficial shareholder and any other person a court considers to be appropriate) or director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. Similarly, a complainant may, with leave of the court and in the name and on behalf of the corporation, defend legal proceeding against a corporation. Under the BCBCA, a court may grant leave if:

(a)	the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding;

(b)	notice of the application for leave has been given to the corporation and to any other person the court may order;

(c)	the complainant is acting in good faith; and

it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

F-3

The OBCA extends rights to bring a derivative action to a broad range of complainants as it affords the right to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, or any person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. No leave may be granted unless the court is satisfied that:

(a)	the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court to bring a derivative action, unless all of the directors of the corporation or its subsidiary are defendants in the action;

(b)	the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action;

(c)	the complainant is acting in good faith; and

it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within four months of receiving the requisition. Subject to certain exceptions, if the directors do not call such a meeting within 21 days of receiving the resolution, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares carrying the right to vote may send notice of a general meeting to be held to transact the business stated in the requisition.

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable securities laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The OBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients, subject to certain exceptions, including where (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication, in which case a person soliciting proxies, other than by or on behalf of management of the corporation, may solicit proxies without sending a dissident’s information circular.

Place of Shareholders’ Meetings

Under the BCBCA, general meetings of shareholders are to be held in British Columbia, or may be held at a location outside of British Columbia if:

(a)	the location is provided for in the articles;

F-4

(b)	the articles do not restrict the corporation from approving a location outside of British Columbia and the location is approved by the resolutions required by the articles for that purpose, or, if no resolutions are specified, then approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the British Columbia registrar of companies before the meeting is held.

Under the OBCA, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held in or outside Ontario (including outside Canada) as the directors determine or, in the absence of such a determination, at the place where the registered office of a corporation is located.

Telephonic or Electronic Meetings

Under the BCBCA, unless the notice of articles or articles state otherwise, meetings of shareholders may be held entirely by electronic means and the corporation must permit and facilitate participation in the meeting by telephone or other communications medium.

Under the OBCA, unless the articles or by-laws state otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means.

Shareholder Proposals

Under the BCBCA, in order for one or more registered or beneficial shareholders to be entitled to submit a proposal, they must have held voting shares for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).

Under the OBCA, a registered holder of shares entitled to vote at a meeting or a beneficial owner of shares that are entitled to be voted at a meeting of shareholders may submit a notice of a proposal to the corporation and discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal.

Directors’ Residency Requirements

Both the BCBCA and the OBCA provide that a reporting corporation must have a minimum of three directors, but neither statute imposes any residency requirements on the directors.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of the shareholders of that class or series or, if the articles so provide, by a majority of votes that is less than the majority of votes.

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Independent Directors

The BCBCA does not impose any independence requirements on directors.

F-5

Under the OBCA, at least one-third of the members of the board of directors cannot be officers or employees of an offering corporation or its affiliates.

Quorum — Directors’ Meetings

The BCBCA states that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

The OBCA states that quorum of directors’ meetings consists of a majority of directors or the minimum number of directors required by the articles (subject to the articles or by-laws).

Registered Office

Under the BCBCA, a corporation must maintain a registered office and a records office in British Columbia and one or both may be relocated in any manner required or permitted by the articles, or if the articles are silent as to the manner in which a change of address is to be authorized, by a directors’ resolution.

Under the OBCA, the registered office must be in Ontario and may be relocated to a different municipality with shareholder approval.

Corporate Records

The BCBCA requires records to be kept at its records office or at any location other than the records office so long as those records are available for inspection and copying at the records office by means of a computer terminal or other electronic technology.

The OBCA and related Ontario statutes require records to be kept at its registered office or such other place in Ontario designated by the directors.

Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the OBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than its liabilities.

Compulsory Acquisition

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

F-6

The BCBCA provides a substantively similar right although there are differences in the procedures and process. Unlike the OBCA, the BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector by special resolution. Shareholders holding at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the OBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

F-7